LATHAM&WATKINS

04012483

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

22 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

JAN 2 7 2004

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Interpump Interim Report as at 30 June 2003
- Interpump Group: Third Quarter 2003 Results

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.

dlw 1/30

PRESS RELEASE

Interpump Group: third quarter 2003 results

Net revenues: up 1.3% to €106.7 million
Net revenues of the first nine months of 2003: up 2.6% to €384.5 million

In October 2003, turnover accelerated by almost 5% as compared to the year-earlier period.

Sharp growth in the Cleaning sector
(up 12% in the third quarter of 2003)

Mr. Giovanni Cavallini, Vice Chairman and Chief Executive Officer of Interpump Group stated, *"The third quarter of 2003 continued to feel the impact of the difficult international economic situation. In this context Interpump Group operated to consolidate and reinforce its competitive positions, although it was significantly influenced by the foreign exchange impact. Turnover increased 1.3% (+ 4.4% net of the dollar effect) as compared to the year-earlier period. In the first nine months of 2003, consolidated turnover grew 2.6%. Revenues felt the significant impact of the Euro's strengthening against the dollar, the decline in the period of the Industrial sector and the Hydraulic sector and the higher fiscal pressure, even if some markets, such as the USA, begin to show positive signals of a trend reversal. In October 2003 turnover accelerated by almost 5% as compared to the year-earlier period, despite the dollar's weakness."*

Sant'Ilario d'Enza, 11 November 2003 - The Interpump Group Board of Directors met today to approve the Report on the third quarter of 2003.

The macroeconomic situation in the **third quarter 2003** was difficult as in the previous quarter, especially in the major western economies, which provide the Company's main markets. In addition, turnover and the operating results were adversely affected by the weaker dollar against the euro. Nevertheless, turnover shows a positive value, albeit moderate.

Net consolidated revenues amounted to €106.7 million, up 1.3% as compared to the third quarter 2002 (€105.3 million). In constant dollars, net revenues would have increased by 4.4%.

As for the operating divisions, the **Cleaning sector grew 12%**, and this increase was concentrated in the hobby high-pressure washers. The **Hydraulic sector** contracted 4.5%, a much lower decrease as compared to the second quarter 2003. The **USA** begin to show some **positive signals of a trend reversal, with an increase of 9.1% in local currency terms** (- 3% after the translation into euro). The European and the Asian markets recorded a 5.6% decline, showing a continuing recessionary situation; however, this decline was lower than in the second quarter. The **Industrial sector** decreased 13.6%, attributable to both the 6.2% contraction in high-pressure pump sales, also reflecting the dollar effect, and the 27.2% decline in electrical motor sales outside the Group.

Gross industrial margin **(EBITDA) amounted to €17.0 million**, down from €19.1 million in the third quarter 2002. Net of the dollar effect, EBITDA would have been equal to €18.4 million. The turnover/EBITDA ratio was 15.9%, down from 18.1% in the third quarter 2002. The decrease is attributable to the dollar weakness, the decline in high-pressure pump and electrical motor sales (industrial sector) and of power take-offs (hydraulic sector) and the shift in the turnover mix towards the consumer segment of the Cleaning sector, featuring lower margins.

Operating profit (**EBIT**) **amounted to** €13.1 million (down 15% from €15.4 million in the third quarter 2002). Net of the dollar effect, EBIT would have been €14.4 million, with a decrease of 6.1%.

Net profit was €2.5 million (down from €4.1 million in the third quarter 2002) including a negative €0.9 million dollar effect. Factoring out for this effect the decrease in net profit would have been equal to 16.3% instead of 37.1%.

Results of the first nine months of 2003

Net revenues in the first nine months of 2003 reached €384.5 million, up 2.6% from €374.9 million in the same period in the previous year. At constant dollars, the increase would have been 6.9%.

The Cleaning sector grew 15.5% (14.1 on a like-for-like basis), once again driven by sales in the consumer segment. Turnover in the Hydraulic sector contracted 9.5%, due to the decline in sales in the North American market (down 1.1% in local currency and down 17.5% after the translation into euro); turnover in the other markets was down 3%. The Industrial sector contracted 13%, due to both the 11.2% decrease in high-pressure pump sales and the 17% decrease in windings and electric motors sales.

Gross industrial margin (EBITDA) for the first nine months of 2003 amounted to €60.2 million (down 11.5% from €68.0 million in the first nine months of 2002). At constant dollars, EBITDA would have been €66.0 million, a 3% decrease as compared to the year-before period.

Operating profit (EBIT) amounted to €48.3 million in the first nine months of 2003. At constant dollars, EBIT would have been €53.8 million, a 5.4% decrease as compared to the year-before period, when operating profit was €56.9 million.

Net profit amounted to €10.7 million in the first nine months of 2003 (€18.4 million in the first nine months of 2002) including a negative €3.4 million dollar effect. Net profit in the first nine months of 2003 was also adversely affected by an **8.4 percentage point increase in the effective tax rate, which accounted for a €2.5 million decrease in net profit in the first nine months of 2003.**

The net financial position as at 30 September 2003 shows indebtedness amounting to **€213.4 million,** a €38.0 million increase from €175.4 million as at year-end 2002. **Net of treasury stock, net financial indebtedness** would have amounted to **€180.1 million** (up from €145.4 million as at year-end 2002). Operating cash flow reached €32.1 million (down from €42.5 million in the first nine months of 2002). The increase in indebtedness was mainly due to the acquisition of further minority stakes in already-controlled subsidiaries (€20.2 million), the payment of a special dividend (€15.1 million) and the purchase of treasury stock (€3.3 million).
Total consolidated shareholders' equity as at 30 September 2003 amounted to **€171.6 million**, down from €190.5 million a year previously.

Mr. Giovanni Cavallini, Vice Chairman and Chief Executive Officer of Interpump Group stated, *"The third quarter of 2003 continued to feel the impact of the difficult international economic situation. In this context Interpump Group operated to consolidate and reinforce its competitive positions, although it was significantly influenced by the foreign exchange impact. Turnover increased 1.3% (+ 4.4% net of the dollar effect) as compared to the year-earlier period. In the first nine months of 2003, consolidated turnover grew 2.6%. Revenues felt the significant impact of the Euro's strengthening against the dollar, the decline in the period of the Industrial sector and the Hydraulic sector and the higher fiscal pressure, even if some markets, such as the USA, begin to show positive signals of a trend reversal. In October 2003 turnover accelerated by almost 5% as compared to the year-earlier period, despite the dollar's weakness."*

For further information please contact:
Moccagatta Associati
Tel 02 8645.1419
Fax 02 8645.2082
Email: segreteria@moccagatta.it

Reclassified quarterly consolidated income statements	*Third quarter 2003 €/000*	*%*	*Third quarter 2002 €/000*	*%*
Net revenues	**106,699**	**100.0**	**105,298**	**100.0**
Purchases, net of changes in inventories	(47,296)		(44,591)	
Gross industrial margin	**59,403**	**55.7**	**60,707**	**57.7**
Personnel expenses	(18,998)		(20,516)	
Other operating costs	(23,413)		(21,102)	
Gross operating profit	**16,992**	**15.9**	**19,089**	**18.1**
Operating depreciation and amortisation	(3,903)		(3,686)	
Operating profit	**13,089**	**12.3**	**15,403**	**14.6**
Amortisation of goodwill	(2,513)		(2,395)	
Amortisation of the consolidation difference allocated to buildings	(52)		(52)	
Financial income (charges), net	(2,590)		(2,468)	
Exchange rate differences	(109)		451	
Financial discounts granted to customers	(402)		(367)	
Adjustment of value of investments according to the equity method	103		(23)	
Extraordinary income (charges), net	15		(164)	
Profit for the period before taxes and minority interests	**7,541**	**7.1**	**10,385**	**9.9**
Income taxes	(4,552)		(5,331)	
Net profit before minority interests	**2,989**		**5,054**	
Minority interests	(441)		(1,000)	
Consolidated net profit for the period	**2,548**	**2.4**	**4,054**	**3.9**

Reclassified consolidated income statements (nine months)	*30/09/2003* €/000	*%*	*30/09/2002* €/000	*%*
Net revenues	**384,502**	**100.0**	**374,881**	**100.0**
Purchases, net of changes in inventories	(177,089)		(166,923)	
Gross industrial margin	**207,413**	**53.9**	**207,958**	**55.5**
Personnel expenses	(64,033)		(65,365)	
Other operating costs	(83,195)		(74,551)	
Gross operating profit	**60,185**	**15.7**	**68,042**	**18.2**
Operating depreciation and amortisation	(11,874)		(11,117)	
Operating profit	**48,311**	**12.6**	**56,925**	**15.2**
Amortisation of goodwill	(7,387)		(7,170)	
Amortisation of the consolidation difference allocated to buildings	(156)		(156)	
Financial income (charges), net	(6,638)		(6,619)	
Exchange rate differences	(2,857)		127	
Financial discounts granted to customers	(1,350)		(1,193)	
Adjustment of value of investments according to the equity method	(70)		259	
Extraordinary income (charges), net	(160)		254	
Profit for the period before taxes and minority interests	**29,693**	**7.7**	**42,427**	**11.3**
Income taxes	(16,623)		(20,180)	
Net profit before minority interests	**13,070**		**22,247**	
Minority interests	(2,405)		(3,894)	
Consolidated net profit for the period	**10,665**	**2.8**	**18,353**	**4.9**

Reclassified consolidated balance sheets

	30/09/2003 €/000	%	30/09/2002 €/000	%	30/06/2003 €/000	%	31/12/2002 €/000	%
Trade receivables	88,581		91,265		110,087		92,379	
Inventories	98,050		97,010		99,068		103,075	
Prepayments and accrued income within one year	3,118		2,875		3,439		2,410	
Other receivables, net of deferred tax assets	26,965		21,202		27,464		11,769	
Trade payables	(73,255)		(75,024)		(96,067)		(92,741)	
Tax payables due within one year	(28,195)		(28,906)		(25,746)		(7,731)	
Other current liabilities, net of payables for the acquisition of equity investments	(15,929)		(15,022)		(16,550)		(12,810)	
Accrued expenses, net of interest charges	(349)		(954)		(626)		(781)	
Opening net operating working capital	**98,986**	**25.7**	**92,446**	**25.3**	**101,069**	**25.9**	**95,570**	**25.9**
Tangible fixed assets	105,370		103,291		105,925		104,504	
Goodwill	139,409		136,447		141,922		134,093	
Treasury stock	33,253		26,182		33,253		29,967	
Other financial fixed assets	11,248		11,011		10,730		10,233	
Other non current assets	19,850		21,514		20,683		22,046	
Provisions	(7,513)		(7,331)		(7,710)		(9,582)	
Staff severance indemnities	(15,261)		(14,555)		(15,064)		(14,918)	
Payables for the acquisition of equity investments	(258)		(516)		(258)		(258)	
Other non current liabilities	(110)		(2,679)		(1)		(2,885)	
Total net fixed assets	**285,988**	**74.3**	**273,364**	**74.7**	**289,480**	**74.1**	**273,200**	**74.1**
Total capital employed	**384,974**	**100.0**	**365,810**	**100.0**	**390,549**	**100.0**	**368,770**	**100.0**
Financed by:								
Share capital	43,447		43,055		43,447		43,078	
Retained earnings	101,800		107,211		117,279		106,563	
Profit for the period	10,665		18,353		8,117		21,085	
Total shareholders' equity for the Group	155,912		168,619		168,843		170,726	
Minority interests	15,675		21,891		15,384		22,636	
Total consolidated shareholders' equity	**171,587**	**44.6**	**190,510**	**52.1**	**184,227**	**47.2**	**193,362**	**52.4**
Cash on hand	(32,906)		(45,183)		(46,304)		(42,958)	
Payables to banks within one year	26,469		26,534		29,134		22,464	
Current portion of medium/long term financing	84,509		66,168		86,565		81,820	
Accrued interests	1,004		1,397		1,190		893	
Total short term indebtedness	79,076		48,916		70,585		62,219	
Medium/long-term indebtedness	134,311		126,384		135,737		113,189	
Total net indebtedness	**213,387**	**55.4**	**175,300**	**47.9**	**206,322**	**52.8**	**175,408**	**47.6**
Total sources of financing	**384,974**	**100.0**	**365,810**	**100.0**	**390,549**	**100.0**	**368,770**	**100.0**

INTERPUMP GROUP

Interim Report as at 30 June 2003

INTERPUMP GROUP

INTERPUMP GROUP

Board of Directors

Sergio Erede
Chairman

Giovanni Cavallini
Deputy Chairman and Chief Executive Officer

Fulvio Montipò
Executive Director

Giancarlo De Martis
Non-Executive Director

Giuseppe Ferrero
Non-Executive Director

Marco Reboa
Non-Executive Director

Roberto Tunioli
Non-Executive Director

Board of Statutory Auditors

Enrico Cervellera
Chairman

Maurizio Salom
Statutory Auditor

Antonio Zini
Statutory Auditor

Independent Auditors

KPMG S.p.A.

Contents

Report on the performance of the Interpump Group for the first half of 2003

Report on the performance of the Interpump Group for the first half of 2003

Comments

Information regarding the performance of the Group

Financial Highlights of the Interpump Group

	30/06/2003 €/000	30/06/2002 €/000	Growth / Decrease 2003/2002	31/12/2002 €/000
Net consolidated revenues	277,803	269,583	+ 3.0%	492,939
Foreign sales	79%	76%		76%
Income before interest, taxes and depreciation/amortisation (EBITDA)	43,193	48,953	-11.8%	84,524
EBITDA %	15.5%	18.2%		17.1%
Operating profit (EBIT)	35,222	41,522	-15.2%	69,208
Operating profit %	12.7%	15.4%		14.0%
Consolidated net profit	8,117	14,299	-43.2%	21,085
Cash-flow	22,607	29,377	-23.0%	55,912
Net financial indebtedness	206,322	170,232	+21.2%	175,408
Consolidated shareholders' equity	184,227	185,226	-0.5%	193,362
Financial indebtedness adjusted by treasury stock	173,069	144,142	+20.1%	145,441
Adjusted indebtedness/consolidated shareholders' equity	0.94	0.78		0.75
Net investments in intangible and tangible fixed assets	10,644	13,798	-22.9%	34,359
Average number of employees	2,420	2,440		2,468
Average number of outstanding shares (net of treasury stock)	76,655,811	76,941,740		76,949,992
EPS (earnings per share adjusted for goodwill amortisation)-€	0.169	0.248	-31.8%	0.398

Group structure at 30/06/2003 was as follows (the percentages indicate the stake held):



Interpump Group S.p.A.
Interpump Engineering 100%
General Pump 100%
Unielectric 70%
Sit 60%
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
Interpump Hydraulics 100%
PZB Group 100%
Muncie Power Products 84.87%
Hydrocar Group 100%
Industrial sector
Cleaning sector
Hydraulic sector

- The changes that occurred compared to 31 December 2002 concerned the acquisitions of 20% of Interpump Hydraulics S.p.A., 14% of Pulex S.r.l., 7.5% of General Technology S.r.l. and 0.30% of Muncie Power Products Inc. on the basis of previously stipulated contractual agreements.

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2003*		*30/06/2002*		*31/12/2002*	
Net consolidated revenues	277,803	100.0%	269,583	100.0%	492,939	100.0%
Purchases, net of change in inventories	(129,793)		(122,332)		(219,165)	
Gross industrial margin	*148,010*	*53.3%*	*147,251*	*54.6%*	*273,774*	*55.5%*
Personnel expenses	(45,035)		(44,849)		(88,262)	
Other operating costs	(59,782)		(53,449)		(100,988)	
Gross operating profit	*43,193*	*15.5%*	*48,953*	*18.2%*	*84,524*	*17.1%*
Operating depreciation and amortisation	(7,971)		(7,431)		(15,316)	
Operating profit	*35,222*	*12.7%*	*41,522*	*15.4%*	*69,208*	*14.0%*
Amortisation of goodwill	(4,874)		(4,775)		(9,524)	
Amortisation of the consolidation difference allocated to buildings	(104)		(104)		(208)	
Financial income (charges), net	(4,048)		(4,151)		(8,451)	
Exchange differences	(2,748)		(324)		865	
Financial discounts granted to clients	(948)		(826)		(1,623)	
Adjustment of investments according to the equity method	(173)		282		211	
Extraordinary income (charges), net	(175)		418		(1,160)	
Profit for the period before taxes and minority interests	*22,152*		*32,042*		*49,318*	
Income taxes	(12,071)		(14,849)		(23,276)	
Profit for the period before minority interests	*10,081*		*17,193*		*26,042*	
Minority profit	(1,964)		(2,894)		(4,957)	
Net profit for the period	*8,117*	*2.9%*	*14,299*	*5.3%*	*21,085*	*4.3%*

RECLASSIFIED CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*30/06/2003*		*30/06/2002*		*31/12/2002*	
Trade receivables	110,087		113,076		92,379	
Inventories	99,068		94,201		103,075	
Accrued income and prepayments within one year	3,439		3,182		2,410	
Other receivables, net of deferred tax assets	27,464		13,106		11,769	
Trade payables	(96,067)		(99,540)		(92,741)	
Tax payables within one year	(25,746)		(18,950)		(7,731)	
Other current payables net of payables to purchase investments	(16,550)		(16,003)		(12,810)	
Accrued expenses, net of interest charges	(626)		(682)		(781)	
Net working capital	*101,069*	*25.9%*	*88,390*	*24.9%*	*95,570*	*25.9%*
Tangible fixed assets	105,925		93,135		104,504	
Goodwill	141,922		138,842		134,093	
Treasury stock	33,253		26,090		29,967	
Other financial fixed assets	10,730		10,675		10,233	
Other non current assets	20,683		23,050		22,046	
Provisions for risks and charges net of the deferred tax provision on dividends still to be collected	(7,710)		(7,298)		(9,582)	
Staff severance indemnities	(15,064)		(14,206)		(14,918)	
Payables for acquisition of investments	(258)		(516)		(258)	
Other non-current liabilities	(1)		(2,704)		(2,885)	
Total net fixed assets	*289,480*	*74.1%*	*267,068*	*75.1%*	*273,200*	*74.1%*
Total capital employed	*390,549*	*100.0%*	*355,458*	*100.0%*	*368,770*	*100.0%*
Financed by:						
Share Capital	43,447		43,055		43,078	
Retained earnings	117,279		106,912		106,563	
Profit for the period	8,117		14,299		21,085	
Total shareholders' equity for the Group	168,843		164,266		170,726	
Minority interests	15,384		20,960		22,636	
Total consolidated shareholders' equity	*184,227*	*47.2%*	*185,226*	*52.1%*	*193,362*	*52.4%*
Cash on hand	(46,304)		(36,269)		(42,958)	
Payables to banks within one year for current account overdrafts and advances	29,134		20,983		22,464	
Current portion of medium/ long-term financing	86,565		73,141		81,820	
Accrued interests	1,190		1,822		893	
Total financial indebtedness (cash) within one year	70,585		59,677		62,219	
Medium/long-term financing	135,737		110,555		113,189	
Total net indebtedness	*206,322*	*52.8%*	*170,232*	*47.9%*	*175,408*	*47.6%*
Total sources of financing	*390,549*	*100.0%*	*355,458*	*100.0%*	*368,770*	*100.0%*

CONSOLIDATED CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Net profit for the period	8,117	14,299	21,085
Minority profits	1,964	2,894	4,957
Non cash items:			
Amortisation and depreciation of intangible and tangible fixed assets	13,017	12,362	25,192
Changes in staff severance indemnities	146	827	1,539
Changes in the deferred tax provision net of receivables for deferred tax assets	694	(496)	1,814
Losses (profits) of non-consolidated investments	173	(282)	(219)
Change in other provisions	(1,374)	(161)	1,186
Losses (gains) from sales of fixed assets	(366)	(66)	(138)
Exchange rate (profit) loss on intra-group financing and receivables	236	-	496
Cash flow from operations	*22,607*	*29,377*	*55,912*
Cash flow obtained (used) through (in) net operating working capital	(10,488)	3,379	(4,349)
Operating cash flow	*12,119*	*32,756*	*51,563*
Investing activities			
Increase in tangible fixed assets	(9,165)	(11,809)	(30,237)
Increase in intangible fixed assets	(1,718)	(2,093)	(4,323)
Net acquisitions of equity investments and lines of business	(20,030)	(7,567)	(7,707)
Change in payables related to the acquisition of investments	-	-	(258)
Acquisition of treasury stock	(3,286)	(364)	(4,241)
Proceeds from sales of fixed assets	239	104	201
Other changes	(179)	590	1,323
Total cash flow used for investing activities	*(34,139)*	*(21,139)*	*(45,242)*
Financing activities			
Increase in (repayment of) medium/long-term borrowings	28,349	19,463	31,243
Increase in (repayment of) shareholder loans	(103)	80	50
Collection (increase) of (in) medium/long-term financial receivables	(1,142)	76	181
Increase in capital by stock option	369	603	718
Dividends paid	(9,622)	(8,490)	(9,501)
Dividends collected from investments valued at equity method	319	302	436
Total cash flow obtained through (used in) financing activities	*18,170*	*12,034*	*23,127*
Cash flow generated (used)	*(3,850)*	*23,651*	*29,448*

CONSOLIDATED CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Net cash and cash equivalents at the beginning of the period	19,601	(10,909)	(10,909)
Adjustment:			
Opening net cash and cash equivalents (debt) of companies of the year of companies not consolidated in prior period	(141)	25	25
Net cash and cash equivalents at the beginning of the year	19,460	(10,884)	(10,884)
Cash flow generated (used)	(3,850)	23,651	29,448
Exchange rate difference	370	697	1,037
Net cash and cash equivalents at the end of the period	*15,980*	*13,464*	*19,601*

The net cash can be broken down as follows:

Cash on hand	46,304	36,269	42,958
Payables to banks due within one year	(112,447)	(91,693)	(101,433)
Adjustments: current portion of medium term borrowings	83,313	70,710	78,969
Accrued interests	(1,190)	(1,822)	(893)
Net cash and cash equivalents	*15,980*	*13,464*	*19,601*

Comments on the Group's performance in the first half of 2003

The first half of 2003 was characterised by a difficult macroeconomic scenario, particularly for the markets of the main Western economies on which Interpump Group is traditionally active. Specifically, the US economy continued to show clear signs of a slowdown while Europe continued to struggle through a phase of widespread stagnation. Another factor affecting this period was the significant fall in value of the dollar against the euro, which had a marked effect on Group results despite the exchange risk hedging policies adopted.

In greater detail, particularly negative effects were encountered on the markets for high-pressure pumps and electric motors (industrial sector) and power take-offs (hydraulic sector), with special reference to the US market in relation to pumps and power take-offs. The fall in turnover in these sectors is mainly due to market dynamics: in this context we do not consider that your company has relinquished any portion of its market share since we have retained our world leadership position in the sector of high-pressure pumps and power take-offs. In contrast to this drop in turnover, the consumer segment cleaning sector displayed further healthy growth after the substantial increase recorded in 2002.

Also the income results for the first half were penalised, as was turnover, by the falling trend in value of the dollar, both as an effect of the conversion into euro of the financial results of our US companies, and because of the conversion to euro of sales made by Italian companies in dollars. The exchange risk hedging policy enabled us to restrict the negative effects of the euro's ascendancy over the dollar, but was unable to completely eliminate effects due to the timescale of receptions of order confirmations from customers. In this context it is important to note that the average euro to dollar exchange rate in the first half of 2003 was some 23% lower than that of the equivalent period in 2002. Exchange hedging contracts implemented by our Italian companies, however, enabled us to limit the overall impact of the fall to 11.7%. The following table outlines the effects, assuming that the exchange rate had remained unchanged with respect to the first half of 2002.

	Net consolidated revenues	Gross operating profit (EBITDA)	%	Operating profit (EBIT)	%	Net profit	%
	€/000	€/000		€/000		€/000	
2003 interim report	**277,803**	**43,193**	**15.5**	**35,222**	**12.7**	**8,117**	**2.9**
Effect of the conversion to euro of US companies' financial statements	10,107	1,010		768		317	
Effect of the conversion to euro of Italian companies' sales in dollars (net of the price increase received)	2,868	2,868		2,868		1,771	
Effect of the conversion to euro of US companies' costs	-	508		508		320	
Effect of the conversion of an intra-group loan in foreign currency	-	-		-		156	
Adjusted balances for the first half of 2003	**290,778**	**47,579**	**16.4**	**39,366**	**13.5**	**10,681**	**3.7**
2002 interim report	**269,583**	**48,953**	**18.2**	**41,522**	**15.4**	**14,299**	**5.3**

Therefore, assuming that exchange rates had remained unchanged with respect to the first half of 2002, sales would have grown by 7.9%, while the reduction of EBITDA would have been restricted to 2.8% and the fall in EBIT would have been 5.2%.

In addition to the phenomena described above, net profit was negatively affected by a further loss on exchange rates of 236 thousand euro (156 thousand euro net of the tax effect) relative to the conversion of the US$ 3 million loan granted to the subsidiary Muncie Power Products at the exchange rate in force on

30/6/2003, which was repaid in July 2003. Therefore, profits were negatively affected by the euro/dollar exchange situation in the amount of 2.6 million euro.

Performance of business sectors, which is discussed in greater detail later on in this report, shows:
- a 16.9% rise in the Cleaning Sector driven by the consumer segment as in 2002;
- substantial stability (-1.9%) of sales in the hydraulic sector on markets other than North America;
- a decrease of 5.8% in turnover in dollars for the hydraulic sector on the US market, which penalised the consolidated result even more significantly due to the gains of the euro over the dollar;
- a reduction of 13.3% in pump sales, with particular reference to the American market;
- a reduction of 13.6% in sales of electric motors and windings.

The trend over the six-month period in question should be viewed against the evolution of the Group over the past six years, which displays healthy growth of all the main indicators as shown by the following table (amounts in thousands of euro):

First half year	30/06/1997	30/06/1998	30/06/1999	30/06/2000	30/06/2001	30/06/2002	30/06/2003	Growth 2003/1997	Compound annual growth
Sales	111,843	134,073	165,877	224,140	230,899	269,583	277,803	+148%	16%
Gross operating profit	24,498	30,377	35,836	46,168	48,258	48,953	43,193	+76%	10%
Operating profit	21,646	26,623	31,302	40,323	41,406	41,522	35,222	+63%	8%
Net profit	6,744	9,423	10,497	12,027	12,714	14,299	8,117	+20%	3%
Cash-flow	14,156	18,158	20,169	25,372	26,341	29,377	22,607	+60%	8%

Net consolidated revenues

Net revenues edged up by 3% to reach 277.8 million euro, compared with the 269.6 million euro for the first half in 2002. Assuming unchanging dollar exchange rates and net of the price increases sustained due to the falling value of the dollar, the increase in turnover can be estimated at 7.9%. On an equal consolidation basis net revenues were up by 2% to 275 million euro.

The main areas of the Interpump Group's activities can be identified – according to the final destination of products – as follows:

- **"Cleaning Sector"** covering cold and hot water high-pressure washers, wet/dry vacuum cleaners, floor sweepers, floor scrubbers, steam cleaning appliances, professional cleaning service trolleys and window cleaning equipment.

  High-pressure washers are appliances powered by an electric motor or combustion engine which, through the application of a plunger pump, deliver a jet of water at very high pressure. These machines are suitable for cleaning industrial equipment, farm implements, vehicles, boats, animal stalls and any other washable surface, for home or hobby use.

  The vacuum cleaners / vacuum cleaners for liquids, floor sweepers, floor scrubbers, trolleys and window cleaning equipment are also used for industrial and professional cleaning.

- **"Hydraulic sector"** which includes power take-offs and hydraulic pumps. Hydraulic pumps and power take-offs are primarily utilised to equip industrial vehicles

- **"Industrial Sector"** which includes high and very high-pressure plunger pumps and components of strategic importance for Interpump Group production, including electric motors and windings.

  High-pressure plunger pumps are the main component of high-pressure washers. These pumps are also used for a wide range of industrial applications which include forced lubrication of

machine tools, inverted osmosis plants for the desalinisation of water and equipment for cutting solid materials.

The aforementioned sectors of activity of Interpump Group are identified as "primary sectors" (see International Accounting Standard no. 14). Attachment A, included at the end of the consolidated interim report, gives the information for individual sectors that have been identified as primary sectors.

The following table shows a breakdown of net revenues according to business sector (amounts shown in thousands of euro):

	30/6/2003	30/6/2002	Increase/ Decrease	30/6/2003 on equal consolidation basis with 30/6/2002	Increase/ Decrease
Cleaning sector	165,561	141,670	+16.9%	162,786	+14.9%
Hydraulic sector	59,880	67,734	-11.6%	59,880	-11.6%
Industrial sector	51,062	58,590	-12.8%	51,062	-12.8%
Other revenues	1,300	1,589	n.s.	1,300	n.s.
Total	*277,803*	*269,583*	*+3.0%*	*275,028*	*+2.0%*

Data according to business sector inclusive of inter-sector revenues are shown on page 24.

Net consolidated revenues for the Cleaning Sector were equal to 165.6 million euro (141.7 million euro as at 30 June 2002) and represent 60% of Group net consolidated revenues. On an equal consolidation basis, growth was recorded at 14.9%. Market trends reflected a substantial lack of vitality in the professional segment, which registered advances in vacuum cleaner and floor scrubber sales. The overall growth was supported by buoyant demand in the consumer segment, especially on the North American demand.

Net consolidated revenues for the Hydraulic sector totalled 59.9 million euro (67.7 million euro at 30 June 2002) and account for approximately 22% of the Group's net consolidated revenues. The world hydraulic components market is showing clear signs of a slowdown, especially in the United States. Our American subsidiary however has managed to limit the downturn in dollars to just 5.8% thanks to its strong market position, although a comparison of values once converted into euro shows a reduction of 23.5%. Sales were substantially stable on the European and Asian markets (-1.9%). Assuming an unchanging dollar exchange rate, the total downturn of the Hydraulic Sector would have been 3.6%.

The Group's net consolidated revenues for the Industrial Sector totalled 51.1 million euro (58.6 million euro at 30 June 2002), corresponding to 18% of total Group net revenues. Sales of high pressure pumps showed a downturn of 13.3%, mainly due to the negative economic situation in the US, which is the most important market for these products; also sales of windings and electric motors saw a reduction of 13.6%.

The overall share of the consolidated earnings of the Interpump Group for the first half of 2003 was equal to 79%. The most important export markets for the Group are the United States, Germany and France.

Net revenues by geographical sector, identified on the basis of client location, can be summarised as follows (amounts given in €/000):

	30/6/2003	%	30/6/2002	%	Increase/ Decrease
Italy	58,631	21	64,478	24	-9.1%
Rest of Europe	82,820	30	87,598	32	-5.5%
North America	109,987	40	94,113	35	+16.9%
Pacific Area	10,326	4	11,124	4	-7.2%
Rest of the World	16,039	5	12,270	5	+30.7%
Total	*277,803*	*100*	*269,583*	*100*	*+3.0%*

The breakdown of sales shows 16.9% growth in North America as a consequence of the further development of the cleaning sector consumer segment, and in the Rest of the World (+30.7%). Europe, including Italy, showed a downturn in sales of 7%.

Profitability

For comments on the trend of costs during the period, we invite you to consult the reclassified income statement shown earlier. The following table shows results as at 30 June 2003 with the same consolidation basis as the first half of 2002. The difference in the scope of consolidation is constituted by the presence of IP Gansow, which was acquired in March of 2002 and consolidated for just four months in that year while the company was consolidated for the entire six months in 2003 (amounts expressed in thousands of euro):

	30/06/2003	%	30/06/2003 with the same consolidation basis as 30/06/2002	%	30/06/2002	%
Net consolidated revenues	277,803	100.0	275,028	100.0	269,583	100.0
Purchases net of changes in inventories	(129,793)		(128,916)		(122,332)	
Gross industrial margin	*148,010*	*53.3*	*146,112*	*53.1*	*147,251*	*54.6*
Personnel expenses	(45,035)		(43,977)		(44,849)	
Other operating costs	(59,782)		(58,761)		(53,449)	
Gross operating profit	*43,193*	*15.5*	*43,374*	*15.8*	*48,953*	*18.2*
Operating depreciation and amortisation	(7,971)		(7,906)		(7,431)	
Operating profit	*35,222*	*12.7*	*35,468*	*12.9*	*41,522*	*15.4*

The gross industrial margin fell by 1.3 percentage points, mainly due to the effect of the dollar, which, as pointed out in the past, has an incidence of approximately 1 percentage point.

The cost of labour was 44 million euro on an equal consolidation basis, representing a saving of some 1.9% compared to 2002; the average number of employees was 2,420 (2,375 on an equal consolidation basis). In equal consolidation terms there has therefore been a decrease of 65 employees compared to the first half of 2002, while the per capita cost increased by 0.7%.

On an equal consolidation basis other operating costs increased by 9.9%, mainly due to the increase in outsourcing, which rose from 19.1 million euro in the first half of 2002 to 22.9 million euro in the same period of 2003 (+20.2%), sales-related transport costs of 3.6 million euro (+26.4%) and commission expenses of 5 million euro (+17.4%). These increases are largely a result of the substantial expansion of the consumer segment in the cleaning sector, and are linked to the decision to generate this additional turnover by making use of variable costs.

The gross operating margin (EBITDA) fell in terms of incidence on net revenue by 2.7 percentage points because of the effect of the dollar in the measure of 1 percentage point as discussed previously, and due to the different mix of turnover reflecting a shift towards the consumer segment with its tighter margins rather than more profitable products such as high-pressure pumps (industrial sector) and power take-offs (hydraulic sector). Operating amortisation/depreciation rose by 6.3% on an equal consolidation basis due to amortisation of the higher research costs of Interpump Engineering and the large scale investments made over the past two years in the Cleaning Sector, the benefits of which will emerge in the forthcoming years. Operating profit for the period was 35.2 million euro (41.5 million euro in the first half of 2002). In terms of percentage of net revenue, operating profit was 12.7% (15.4% in the first half of 2002).

Financial charges totalled 4,048 thousand euro, and their incidence on net revenues remains largely unchanged on the region of 1.5%.
Exchange rate differences refer to the following factors:

- 1,795 thousand euro refer to the valuation of derivative contracts negotiated to hedge for exchange risks for sales in dollars on the North American market; for these contracts as at 31/12/2002 the relative orders were not yet present and they were therefore entered at market value on that date, as explained in full in the notes to the financial statements at 31/12/2002. Due to the effect of the different timescale of the reception of orders compared to the taking out of derivative financial hedging instruments, for the first half of 2003 the above indicated exchange rate loss was recorded, with a contra-entry provided by an identical entry under turnover, converted at the hedging exchange rate; the effect of this operation on net profit is therefore inexistent;
- 236 thousand euro is referred to the conversion of the loan granted to the Muncie Power Products subsidiary, which was repaid in July;
- the remaining 717 thousand euro, net of 432 thousand euro of currency exchange gains, refers to other operations in foreign currency, which are commented in greater detail in the supplementary notes.

Income tax charges show an overall rate of 54.5% compared to the 46.3% reported at 30 June 2002. The increase compared to the first half of 2002 is due to the cessation of facilitations on investments ("Tremonti bis" law), the higher incidence of personnel costs and of financial charges on operating profit, which resulted in an increase in IRAP (regional production tax), and the different mix of profits (losses) among Group companies, which is offset only in part by a 2 percent reduction in the IRPEG corporate income tax rate.

Net profit for the first half totalled 8.1 million euro (14.3 million euro in the first half of 2002). The fall in this parameter is due to a combination of lower operating profits, the exchange differences recorded in the period, and the higher fiscal burden mentioned above.

ROE for the first half of 2003 stood at 8.1%, compared to an average weighted value for the past seven years of 10.6%. Return on capital employed (ROCE) for the first half of 2003 was registered at 9.9% compared to an average weighted value for the past seven years of 12.2%. We draw your attention to the stability of both these ratios through time, on both an interim and annual basis, as can be seen from the following table:

	1996	1997	1998	1999	2000	2001	2002	2003	Weighted average
ROE 1st half	12.4%	8.4%	10.0%	10.0%	12.8%	11.9%	11.9%	8.1%	10.6%
ROE annual	11.4%	16.8%	17.9%	18.4%	20.4%	20.0%	18.4%		17.9%
ROCE 1st half	11.9%	12.3%	13.1%	12.9%	13.1%	12.6%	12.6%	9.9%	12.2%
ROCE annual	18.4%	22.2%	23.3%	17.3%	21.3%	20.3%	20.4%		20.3%

The table below provides an overview of income statements broken down by sector:

	Cleaning Sector		Hydraulic Sector		Industrial Sector	
	2003	2002	2003	2002	2003	2002
Net revenues outside the Group	165,561	141,670	59,880	67,734	51,062	58,590
Sales between sectors	526	327	5	-	12,049	11,651
Total net revenues	166,087	141,997	59,885	67,734	63,111	70,241
Purchases net of changes in inventories	(78,926)	(64,516)	(26,886)	(31,585)	(29,339)	(31,588)
Gross industrial margin	87,161	77,481	32,999	36,149	33,772	38,653
% on net revenues	*52.5%*	*54.6%*	*55.1%*	*53.4%*	*53.5%*	*55.0%*
Personnel expenses	(20,850)	(19,889)	(12,289)	(12,971)	(11,896)	(11,989)
Other operating costs	(47,229)	(38,557)	(9,339)	(9,868)	(10,556)	(11,741)
Gross operating profit	19,082	19,035	11,371	13,310	11,320	14,923
% on net revenues	*11.5%*	*13.4%*	*19.0%*	*19.7%*	*17.9%*	*21.2%*
Operating depreciation and amortisation	(3,879)	(3,164)	(1,797)	(2,015)	(2,175)	(2,156)
Sector operating profit	15,203	15,871	9,574	11,295	9,145	12,767
% on net revenues	*9.2%*	*11.2%*	*16.0%*	*16.7%*	*14.5%*	*18.2%*
% ROCE per sector (six months)	*8.6%*	*10.1%*	*10.4%*	*13.5%*	*10.3%*	*14.2%*

We invite you to refer to Annex A for more comprehensive information concerning Sector data.

Capital expenditure

The manufacturing activities of the Interpump Group are structured with the aim of optimizing the quality of the products, production cost competitiveness, production flexibility and efficiency, concentrating within the Group all production phases with the greatest added value and the most critical phases in relation to quality aspects.

Gross capital expenditure for the six-month period in tangible fixed assets totalled 9.2 million euro (11.8 million euro at 30/6/2002) and refers to the expansion of an industrial building specialised in the production of professional high pressure washers in the amount of 1.3 million euro, with the remainder being taken up by the normal renewal and modernisation of plant and equipment. The increases in intangible fixed assets amounted to 1.7 million euro, of which 1.3 million euro for research and development costs sustained by Group research unit Interpump Engineering. The main projects completed in the six month period concerned a new line of pumps, the strengthening of an existing line of pumps, several personalisations of high-

pressure washers, and two new floor scrubber versions. There are also a further 35 projects in progress regarding both pumps and cleaning equipment.

The Group is strategically managed in a uniform manner at world level and all of its production units are concentrated in Northern Italy except for Muncie Power Products Inc., situated in the USA. The other foreign consolidated companies are formed by the following trading companies:

IP Gansow GmbH	Distributor of floor scrubbers and floor sweepers on the German market
P.Z.B. France S.a.r.l. and Hydrocar France S.a.r.l.	Distributors of power take-offs and related products for the French market
Interclean Assistance S.A.	Distributor of cleaning machinery for the French market
General Pump Companies Inc.	Distributor of high-pressure pumps and cleaning machinery for the North American market
Hydrocar Chile S.A.	Distributor of power take-offs and related products for the Latin American market

Data by geographical sectors on the basis of the location of activities are as follows (amounts given in €/000):

	Assets		Increases during the period in tangible and intangible fixed assets	
	30/06/2003	30/06/2002	30/06/2003	30/06/2002
Italy	505,988	468,524	9,926	12,354
Rest of Europe	23,225	19,643	94	217
North America	68,654	70,982	854	1,331
Pacific Area	-	514	-	-
Rest of the World	1,008	-	9	-
Total	*598,875*	*559,663*	*10,883*	*13,902*

Acquisitions also included 20% of Interpump Hydraulics S.p.A., 14% of Pulex S.r.l., 7.5% of General Technology S.r.l. and 0.30% of Muncie Power Products Inc., on the basis of previous contractual agreements. These acquisitions as a whole involved an outlay of 20.5 million euro.

Moreover, during the course of 2003 the acquisition of treasury stock proceeded for an outlay of 3.3 million euro, to be added to the 30 million euro utilised for this purpose in previous years. Therefore, at 30 June 2003 the portfolio comprised 8,106,240 treasury stock shares equal to 9.7% of capital. Average book stands at € 4.10.

Financing

Net indebtedness rose from €/000 175,408 at 31 December 2002 (€/000 145,441 net of treasury stock) to €/000 206,322 at 30 June 2003 (€/000 173,069 net of treasury stock). Cash flow in the period can be summed up as follows:

	30/06/2003 (six months) €/000	*30/06/2002 (six months) €/000*
Opening net financial position	**(175,408)**	**(176,429)**
Exchange rate difference	1,332	2,067
Cash flow from operations	22,607	29,377
Decrease (increase) in the net working capital	(10,488)	3,379
Investments in tangible fixed assets and suspended costs in intangible fixed assets net of divestments	(10,883)	(13,798)
Dividends paid	(9,622)	(8,490)
Dividends received	319	302
Increase in capital for stock option	369	603
Loan granted to a non-consolidated subsidiary	(1,000)	-
Outlays for investments in shareholdings including the net financial position of the companies acquired, net of income generated by disposals	(20,171)	(4,017)
Acquisition of Gansow line of business	-	(3,550)
Purchase of treasury stock	(3,286)	(364)
Other changes	(91)	688
Net financial position at end of the period	**(206,322)**	**(170,232)**

Exchange rate differences on the opening net cash position concern loans of U.S. subsidiaries.

Distributed dividends refer both to those paid by the Parent company (8.3 million euro), and those paid to minority shareholders of subsidiaries for 1.3 million euro.

Corporate Governance

In previous years Interpump Group S.p.A. resolved to adhere fully to the Code of Conduct promoted by Borsa Italiana S.p.A.. This enabled the company's admission to the STAR segment of the Italian stock market right from its start in April 2001.

On 23 July 2003 Destriz Gestao y Servicos, Sociedade Unipessoal Ltda departed from the group of shareholders, transferring its shares to B-Group S.p.A., Rover International, Finross, Tamburi Investment Partners S.p.A., Sergio Erede and Laura and Leila Montipò. These shareholders, together with Fulvio Montipò and Giovanni Cavallini, joined forces in a syndicate agreement that represents approximately 15% of the company's capital stock. The agreement, which aims at ensuring the continuity of business operations of the Group with special regard to the strategy of internal and external growth, the creation of value for all shareholders and the dividends policy, entails a blocking syndicate, a voting syndicate for the appointment of directors, and a consultation pact, and will proceed until the time of approval of the financial statements as at 31 December 2004. At the same time as the above operation the board of directors saw the resignations of Francesco Loredan, Paolo Pomè, both of whom were non-executive directors, and independent director Pierleone Ottolenghi. The Board of directors held on this day adopted a co-option procedure to appoint as non-executive directors Giancarlo De Martis and Giuseppe Ferrero, and as independent director Roberto

Tunioli, all appointees accepting the relative offices. As a consequence of these appointments, as at today's date the Board of Directors is composed as follows:

Names	Mandates
Sergio Erede	Chairman (1)
Giovanni Cavallini	Deputy Chairman and Executive Director (2)
Fulvio Montipò	Executive Director (2)
Giancarlo De Martis	Non-executive director
Giuseppe Ferrero	Non-executive director
Marco Reboa	Independent Director
Roberto Tunioli	Independent Director

(1) Powers of representing the company in accordance with art. 17 of the articles

(2) Mandates relating to ordinary business with limits on amounts beyond which the decision must be taken by the Board of Directors.

The Shareholders' Meeting of 16 April 2003 passed a resolution to determine the remuneration for 2003 to be assigned to each director in the amount of 26 thousand euro, and to determine for 2003 the maximum global additional remuneration in respect of the previously mentioned amount to be allocated to members of the Board of Directors with special responsibilities, to the Chairman and to the members of special committees (Audit Committee and Remuneration Committee) in the measure of 1.1 million euro.

The meeting of the Board of Directors that was held on the same date resolved to divide remuneration relative to 2003 for directors vested with special powers as follows: to the Chairman, Sergio Erede 51,650 euro, to the Deputy Chairman and Executive Director Giovanni Cavallini, 800,500 euro, and to the Executive Director Fulvio Montipò 103,300 euro, to Pierleone Ottolenghi, Professor Marco Reboa and Paolo Pomè, in their role as members of the Audit Committee, 10,000 euro each; finally, the Board meeting deliberated to determine a payment of 3,500 euro to each member of the Remuneration Committee, composed of Sergio Erede, Giovanni Cavallini and Francesco Loredan

The Board Meeting held today deliberated to replace the resigning directors on the Audit Committee and the Remuneration Committee. Following the deliberation the Audit Committee is composed of Marco Reboa, Roberto Tunioli and Giuseppe Ferrero; the Remuneration Committee is composed of Sergio Erede, Giovanni Cavallini and Giancarlo De Martis.

Stock option plans

With the aim of motivating Group management and promoting participation in the goal of value creation for shareholders, there are currently two stock option plans in existence, approved by the Shareholders' Meetings of 20 December 1999 and 16 April 2002. We draw your attention to the fact that the first stock option plan was closed as described in the board of directors' report presented together with the 2002 annual financial statements.

The Shareholders' Meeting of 20 December 1999 approved an additional stock option plan to assign at most 1,700,000 shares in three tranches (years 2000, 2001 and 2002), subordinate to the share value reaching set targets (doubling in the value of the shares compared to the values of September 1999) and/or to accomplishing personal goals and financial parameters.

A special Shareholder's Meeting on 20 December 1999 resolved to increase the share capital by payment in one or more tranches, issuing ordinary shares to be offered for underwriting by employees of Interpump Group S.p.A. and its subsidiaries, to be identified by the Board of Directors, by issuing at most 1,700,000

ordinary shares with a nominal value of € 0.52, for a total amount of 884 thousand euro. The current situation is as follows:

	Price per share for the exercise of options	Period for exercising	Number of rights assigned	Number of shares underwritten
Directors of the Parent Company:				
❑ Giovanni Cavallini	€ 0.52	01.02.2001-31.12.2004	1,000,000	713,250
❑ Fulvio Montipò	€ 0.52	01.02.2001-31.12.2004	330,000	247,500
❑ Giuseppe Bava (General Manager of Interpump Group S.p.A.)	€0.52	01.02.2001-31.12.2004	12,000	6,000
Other beneficiaries	€ 0.52	01.02.2001-31.12.2004	358,000	258,000
Total			1,700,000	1,224,750

During the course of the first half of 2003 a total of 950,500 options were allocated (third tranche) and a total of 691,750 shares were subscribed relative to the second and third tranches.

At 30 June 2003 the share capital was therefore represented by no. 83,551,250 shares with a nominal unit value of € 0.52.

The Shareholders' Meeting of 16 April 2002 approved a third stock option plan for the benefit of various Group directors and employees. This plan involves the assignment of no more than 4,000,000 options, to be allocated over the next 4 years with the use of treasury stock in the portfolio, with an exercise price equivalent to the higher value between the current market value at the time of the allocation and the relative book value. The conditions for assignment are linked to the arrival of the share value at determined stock market quotations and/or the achievement of specific financial parameters and personal targets.

The following allocations were made in the first half of 2003:

	Price per share for the exercise of options	Period for exercising	Number of rights assigned	Number of shares underwritten
Directors of the Parent Company:				
❑ Giovanni Cavallini	€ 4.1154	01.05.2003-31.12.2010	300,370	-
❑ Fulvio Montipò	€ 4.1154	01.05.2003-31.12.2010	214,550	-
❑ Giuseppe Bava (General Manager of Interpump Group S.p.A.)	€ 4.1154	01.05.2003-31.12.2010	14,400	-
Other beneficiaries	€ 4.1154	01.05.2003-31.12.2010	328,800	-
Total			858,120	-

Relations with non-consolidated subsidiary companies and with associated companies

Business relations with non-consolidated subsidiaries and associates at 30 June 2003 and 30 June 2002 were as follows (amounts given in €/000):

	Receivables		Revenues	
	30/06/2003	30/06/2002	30/06/2003	30/06/2002
Subsidiaries:				
Aspiradores Industriales S.L.	1,167	849	1,699	899
Portotecnica S.A.	254	605	249	719
Soteco Benelux BVBA	217	169	442	341
Western Floor Private Ltd	15	23	34	38
Hydrocar Chile S.A. (1)	-	6	-	158
IP Cleaning Industria e commercio LTDA	148	-	148	-
Shanghai Floor Cleaning Machines Co. Ltd	-	-	-	1
Total subsidiaries	*1,801*	*1,652*	*2,572*	*2,156*
Associated companies:				
P.Z.B. Australia Pty Ltd	556	562	846	767
Transfer Oil S.p.A.	2	-	1	1
Total associated companies	*558*	*562*	*847*	*768*

	Payables		Costs	
	30/6/2003	30/06/2002	30/06/2003	30/06/2002
Subsidiaries:				
Aspiradores Industriales S.L.	29	18	43	34
Soteco Benelux BVBA	1	3	1	9
Western Floor Private Ltd	2		5	
Hydrocar Chile S.A. (1)	-	2	-	2
Shanghai Floor Cleaning Machines Co. Ltd	-	5	-	101
Total subsidiaries	*32*	*28*	*49*	*146*
Associated companies:				
Transfer Oil S.p.A.	1,398	1,033	2,118	1,521
P.Z.B. Australia Pty Ltd	1	14	1	12
Total associated companies	*1,399*	*1,047*	*2,119*	*1,533*

(1) fully consolidated as of 1 January 2003

	Financing		Interest receivable	
	30/06/2003	30/06/2002	30/06/2003	30/06/2002
Subsidiaries:				
Euromop Brasil Holding Ltda	6	6	-	-
Aspiradores Industriales S.L	1,000	-	3	-
IP Cleaning Industria e commercio Ltda	170	-	1	-
GP China Inc.	38	-	-	-
Total subsidiaries	*1,214*	*6*	*4*	-

The loan granted to Aspiradores Industriales S.L. is at the Euribor rate + 1 point and is repayable on 31 December 2004. The loan granted to IP Cleaning Industria e commercio Ltda is at the rate of 4% and expires in the spring of 2004. The loans granted to GP China Inc. and Euromop Brasil Holding Ltda are interest-free and have an annual renewable expiry.

Transactions with related parties

Transactions with related parties regard the rent of facilities owned by companies controlled by current shareholders and directors of Group companies for the amount of 679 thousand euro (567 thousand euro in the first half of 2002), and legal consultancy services provided by the practice in which the Chairman works, for a total of 79 thousand euro (109 thousand euro in the first half of 2002).
Further commercial transactions also took place with companies whose shareholders are also shareholders or directors of consolidated companies. These operations concerned sales for 212 thousand euro (271 thousand euro in the first half of 2002) and purchases for 5 thousand euro (3,201 thousand euro in the first half of 2002). The consolidated balance sheet as at 30/06/2003 shows residual receivables from such companies for 154 thousand euro (162 thousand euro at 30/6/2002). The marked reduction of purchases from related parties is due to the disposal of Six. S.r.l., from which the Group purchases motors for vacuum cleaners, both by subsidiary Soteco and by its directors. In consequence Six S.r.l. is no longer considered to be a related party in 2003.

The transactions mentioned above were carried out at normal market conditions.

Interest-free financing in the amount of 108 thousand euro from holders of minority stakes in subsidiaries is also included in the financial statements (347 thousand euro at 30/06/2002).

Events occurring after 30 June 2003 and information on business activities after the close of the half year

On 9 September 2003 the extraordinary general meetings of Interpump Cleaning S.p.A. and IP Floor S.p.A. deliberated the merger of IP Floor S.p.A. with Interpump Cleaning S.p.A., which previously held 100% of the stock. This merger operation will be completed by the end of the current financial year. In addition, on the same date the special Shareholders' Meeting of Interpump Cleaning S.p.A. resolved to increase the share capital by 835 thousand euro with a premium of 6,000 thousand euro by means of the conferment of the Teknova S.r.l. line of business with effect from 1 October 2003, in accordance with the terms of art. 4 of Italian legislative decree Dlgs. N. 358/1997. This conferment was performed on the basis of an independent valuation in accordance with the provisions of art. 2443 of the Italian Civil code, which set the value of the division at 8,393 thousand euro.

In addition, an extra dividend of € 0.20 per share was distributed on 11 September, with coupon clipping date of 8 September. This operation involved a financial outlay of €/000 15,089.

Considering the short span of time since 30 June 2003, also in the light of the short period of time covered by the order portfolio, there is currently insufficient information available to make forecasts for the trend of the full twelve month period.

Accounting principles and valuation criteria used in drawing up the consolidated financial statements

Principles and consolidation basis

The consolidated financial statements for the period ending on 30 June 2003 have been drawn up on the basis of the interim statements of the companies included in the consolidation basis, which were prepared by their respective administrative bodies as at the same date and on the basis of accounting criteria that were in line with those used for the statements for the financial year.

The half-yearly report has been subjected to limited auditing. The Audit Report has been attached to this report.

All amounts are expressed in thousands of euro unless otherwise indicated.

The following consolidation principles were adopted:

- the carrying value of consolidated investments is set off against the related shareholders' equity, the assets and liabilities resulting from subsidiaries' financial statements are entered into the consolidated financial statements and the shareholders' equity of the companies is eliminated, according to the line-by-line consolidation method;
- the reserves of the companies in which stakes are held as at 30 June 2003 existing on the date they were acquired have been eliminated against the value of investments, while the identity of reserves formed subsequent to the acquisition has been maintained;
- the difference between the book value and the portion of shareholders' equity, determined with reference to the situation on the date the company was acquired is treated as follows:
  - if positive, the difference is attributed to the individual asset and liability items to which it relates. More in detail, the possible remainder is attributed to goodwill and amortised according to the straight-line method over a period deemed to adequately reflect its future useful life. In the absence of future useful life, any remaining amount is subtracted from the consolidation reserve;
  - if negative, it is credited to the consolidation reserve;
- significant transactions among consolidated companies, i.e. receivables, payables, costs and revenues are eliminated in the consolidation process. Dividends distributed among Group companies and, when significant, unrealised gains arising from intra-group transactions are also eliminated;
- items that are recorded in the financial statements of individual companies with the purpose of obtaining fiscal benefits that are otherwise unobtainable, are eliminated in the consolidation process, taking the related fiscal effects into account;
- portions of shareholders' equity and results for the period attributable to consolidated subsidiaries' minority interests are shown in the related items of the financial statements;
- tangible fixed assets that are subject to financial leasing contracts are, when significant, recorded in the consolidated financial statements according to the so-called financial method recommended by the International Accounting Standards (IAS);
- the financial statements of foreign companies located outside the euro area are translated into euro at the period end exchange rate for the balance sheet, and at the average rate over the period for the income statement. Foreign exchange differences arising from changes that have occurred between the exchange rate as at the date of the considered financial statements with respect to the one used for the previous ones and arising from the translation of income statement amounts relating to the subsidiary defined at the average exchange rate for the period, and therefore different from the rate used to translate the year-end balance sheet, are credited or debited to a specific equity reserve called "Reserve for translation differences" as per document no. 17 of the Accounting Principles issued by the National Councils of Certified Public Accountants;
- the substitute tax relating to the sale of the investments in Portotecnica S.p.A., Officine Meccaniche Faip S.r.l. and Sirio S.r.l. to Interpump Cleaning S.p.A., that was included entirely in the income statement of the Parent Company's accounts as at 31 December 1999, is listed in the consolidated financial statements and charged to the income statement over a period of 10 years, in line with the fiscal benefit stemming from the deductibility of the amortisation of the merger deficit of the three companies sold into Interpump Cleaning S.p.A..
- in the financial statements as at 31/12/2001 of several consolidated companies, plant and machinery were revalued in accordance with Law 342/2000. The credit balances resulting from these revaluations have been entered, to offset the greater value attributed to the revaluated assets, net of substitute tax, in special reserves of shareholders' equity in the financial statements of the individual consolidated companies. On this count it should be noted that these revaluations did not concern the majority of fixed assets and have not been carried out in a systematic and uniform manner within the companies

included in the scope of consolidation. The revaluations carried out represent a scarcely significant sum compared to the maximum level of entitlement and concern assets equivalent to a negligible percentage of the tangible fixed assets. For these reasons, the above-mentioned revaluations have been eliminated from the consolidated accounts. The elimination makes it possible to maintain uniformity of application of accounting principles, allows comparison of the consolidated financial statements over time, and is in compliance with international accounting principles (I.F.R.S.).

The consolidation basis at 30 June 2003 includes the Parent Company and the following subsidiaries:

Company	*Registered office*	*Share capital at 30/06/03 €/000*	*Percentage of possession at 30/06/03*	*Shareholding at 30/06/03*
Interpump Cleaning S.p.A.	Vaiano Cremasco (CR)	5,165	100.00%	100.00%
Unielectric S.p.A.	S.Ilario d'Enza (RE)	1,456	70.00%	70.00%
Interpump Engineering S.r.l.	Reggio Emilia	76	100.00%	100.00%
IP Floor S.p.A. (1)	Portogruaro (VE)	952	100.00%	100.00%
IP Gansow GmbH (7)	Bergkamen (Germany)	2,700	100.00%	100.00%
Interclean Assistance S.A. (2)	Epone (France)	457	80.00%	80.00%
Soteco S.p.A.	Castelverde (CR)	140	100.00%	100.00%
General Pump Inc.	Minneapolis – USA	1,854	100.00%	100.00%
Teknova S.r.l.	Casalgrande (RE)	362	100.00%	100.00%
General Technology S.r.l.	Reggio Emilia	780	85.00%	85.00%
IP Cleaning Holding S.r.l.	Castelverde (CR)	10	100.00%	100.00%
Muncie Power Products Inc. (3)	Muncie – USA	847	84.87%	84.87%
SIT S.p.A.	S.Ilario d'Enza (RE)	105	60.00%	60.00%
Interpump Hydraulics S.p.A.	Nonantola (MO)	2,632	100.00%	100.00%
PZB S.p.A. (4)	Calderara di Reno (BO)	3,120	100.00%	100.00%
Euromop S.p.A.	Villa del Conte (PD)	103	51.00%	51.00%
Ready System S.r.l. (5)	Saccolongo (PD)	250	51.00%	26.01%
Pulex S.r.l.	Brescia	15	72.00%	72.00%
PZB France S.a.r.l. (3)	Peltre - France	32	100.00%	100.00%
Hydrocar S.r.l. (4)	Nonantola (MO)	104	100.00%	100.00%
Hydrometal S.r.l. (6)	Sorbara di Bomporto (MO)	130	100.00%	100.00%
Hydroven S.r.l. (6)	Tezze sul Brenta (VI)	200	51.00%	51.00%
AVI S.r.l. (4)	Bovisio (MI)	10	51.00%	51.00%
Hydrocar France S.a.r.l. (4)	Brie Comte Robert (France)	100	99.96%	99.96%
Hydrocar Roma S.r.l. (4)	Modena	10	70.00%	70.00%
Hydrocar Chile S.A. (4)	Santiago (Chile)	37	60.00%	60.00%

(1) controlled by Interpump Cleaning S.p.A.
(2) controlled by Soteco S.p.A.
(3) controlled by P.Z.B. S.p.A.
(4) controlled by Interpump Hydraulics S.p.A.
(5) controlled by Euromop S.p.A.
(6) controlled by Hydrocar S.r.l.
(7) controlled by IP Floor S.p.A.
The other companies are controlled directly by Interpump Group S.p.A

The share capital of foreign companies outside the euro area was converted into euro at the historic exchange rate in force in the year of acquisition.

As at 30 June 2003 IP Gansow GmbH, acquired in March 2002, had been consolidated for the full six months, while it had been consolidated for only four months at 30/6/2002.

In addition, Interpump Hydraulics Asia Pte was disposed of in January 2003. Because of the greater dimensions that have now been reached, Hydrocar Chile S.A. - previously valued with the net equity method - was consolidated for the first time. The effects of the deconsolidation of Interpump Hydraulics Asia Pte and the consolidation of Hydrocar Chile S.A. are not significant in relation to the consolidated financial statements since they tend to cancel each other out. For this reason no particular consideration was awarded in the remarks concerning parity of the consolidation basis. Also consolidated for the first time was IP Cleaning Holding S.r.l., whose only business is that of holding an investment of 7.5% in General Technology S.r.l., acquired in the first quarter of 2003 on the basis of previous contractual agreements.

Reconciliation between the Parent Company's and the Group's net profit and shareholders' equity

The table below is a statement of reconciliation between the net profit and shareholders' equity (amounts given in €/000):

	Shareholders' equity as at 30/06/2003	Net profit at 30/06/2003	Shareholders' equity as at 30/06/2002	Net profit at 30/06/2002	Shareholders' equity as at 31/12/2002	Net profit at 30/06/2002
Parent Company's financial statements	137,297	12,332	134,025	11,577	132,900	10,338
Difference between the book value of consolidated investments and their valuation according to the the net equity method	39,140	(5,251)	40,335	1,754	46,480	8,339
Elimination of capital gains on the sale of investments to Interpump Cleaning S.p.A.	(13,009)	1,162	(15,334)	1,162	(14,171)	2,325
Prepayment of related substitute tax	6,548	(595)	7,738	(595)	7,143	(1,190)
Greater book value of a building belonging to the Parent Company	332	(6)	344	(6)	338	(12)
Adjustment of the valuation of investments in associated companies of the Parent Company according to the equity method	20	(107)	225	(137)	103	(259)
Elimination of Parent Company intra-group income	(854)	(21)	(795)	(68)	(833)	(106)
Elimination of Parent Company plant revaluation	(2,705)	730	(4,073)	697	(3,435)	1,335
Elimination of items of a fiscal nature appearing in the Parent Company financial statements	2,074	(127)	1,801	(85)	2,201	315
Total consolidation adjustments	31,546	(4,215)	30,241	2,722	37,826	10,747
Group shareholders' equity and profit	168,843	8,117	164,266	14,299	170,726	21,085

Accounting principles and valuation criteria

The accounting principles and the valuation criteria used in preparing the consolidated financial statements for the period closed on 30 June 2003 are those indicated by current legislation, interpreted and integrated by the accounting principles stated by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (National Councils of Certified Public Accountants) and, when not sufficient, by those established by the International Accounting Standards Board (I.A.S.B.). In order to provide complete and detailed information, we have also included the following statements:

- cash flow statement;
- reclassified consolidated income statement;
- reclassified consolidated balance sheet;

The accounting principles adopted, the most important of which are illustrated here below, are identical to

those utilised for the consolidated financial statements as at 31 December 2002, presented here for the sake of comparison.

Intangible assets

These are recorded at cost and are shown net of accumulated amortisation, calculated on a straight-line basis and with reference to their estimated remaining useful life.

In particular, the amortisation rates applied were the following:

- The goodwill arising upon the acquisition of the Interpump Group by Interpump Group S.p.A. represents the greater value that was paid when the Interpump Group was acquired after considering the current value of the assets and liabilities that were subject to acquisition, basically in line with their book value in the companies' financial statements, and justified with the income-generating capacity, growth potential and competitive position of the Interpump Group.
  The goodwill arising upon the acquisition of additional shares in the consolidated companies is a result of the acquisition of the Interpump Group and is therefore treated with the same method as the acquisition of the Group. Goodwill ensuing from the acquisition of the Interpump Group is amortised over 20 years, a period deemed to adequately reflect its economic usefulness on the basis of the market observations and of expectations concerning corporate longevity and development, which still hold, that led this greater value to be acknowledged when the Interpump Group (which operates in a sector in which no rapid or sudden changes in technology or production are foreseen), was acquired; this consideration leads us to assume that the Interpump Group will be able to maintain the competitive positions it has attained for an extended period. The amortisation period applied, in line with considerations made and valuations carried out at the time the Interpump Group was acquired, complies with the period indicated in the Accounting Principles established by the National Councils of Certified Public Accountants and by the International Accounting Standards, and is supported by an independent expert's opinion.
  Since the businesses are active in the same sector and complementary, the goodwill arising upon the acquisition of the other companies has been treated in line with the goodwill of the Interpump Group (amortised in twenty years), except for:

  - the goodwill arising at the time of the acquisition of the Floor business concern, recorded in the statutory financial statements of IP Floor S.p.A., which is amortised in ten years, such a period being considered to represent its future usefulness;
  - the goodwill arising at the time of the acquisition of Hydroven S.r.l., which is amortised in ten years, such a period being considered to represent its future usefulness;
  - the goodwill arising at the time of the acquisition of assets and liabilities of Vetrix, recorded in the statutory financial statements of Euromop S.p.A., which is amortised in ten years, such a period being considered to represent its future usefulness.
  - the goodwill arising at the time of acquisition of the Gansow company complex and entered into the statutory financial statements of IP Gansow GmbH., which is amortised in fifteen years, such a period being considered to represent its future usefulness.

- Research and development costs referring to the major innovative process begun with the establishment of the Research Centre (Interpump Engineering S.r.l.) are capitalised and amortised in the estimated period of useful life (generally 5 years) of the products to which they refer. In contrast, research and development costs relating to product customisation and the routine work of the engineering departments are ascribed to the income statement when they occur.

- All other intangible fixed assets are amortised over a 5-year period, with the exception of patents, which are amortised over 3 years, and improvements made to third-party assets, which are amortised on the basis of the length of the contracts of lease.

If at any time during the amortisation period such capitalised costs are no longer deemed to retain any future utility, they are posted to the income statement.

Tangible fixed assets

These are recorded at their cost of acquisition or production and are increased by revaluations carried out in compliance with the various monetary revaluation laws or stemming from the allocation of consolidation differences. They are shown net of accumulated depreciation, which is systematically calculated on a straight-line basis according to the following rates (on an annual basis), taking into account the different lengths of the periods compared:

- Real estate	3% - 4%
- Plant and machinery	10% - 25%
- Industrial equipment	15% - 30%
- Other assets	12% - 30%

Said rates are the ordinary ones established by fiscal regulations and are deemed adequate to reflect the remaining useful life of the assets to which they relate. For assets purchased during the financial period, rates were reduced by 50%, in proportion to the period of competence since these assets were used in the production process, on average, only for half the period.

In previous financial years, some Group companies calculated accelerated depreciation in their financial statements, in order to exploit the related fiscal benefits granted by current legislation; said accelerated depreciation was eliminated in the consolidated financial statements, taking the related fiscal effect into account.

Assets with a unit value of less than 516 euro were completely depreciated in the year in which they were purchased, in consideration of their limited relevance.

No monetary or economic revaluations, other than those mentioned above, were carried out nor were there any departures from the contents of art. 2423 and art. 2423 bis of the Italian Civil Code.

Goods purchased with financial leasing contracts were recorded, when relevant and in compliance with what is established by the International Accounting Standards, according to the financial method by which the original value of the asset is capitalised and offset by the relevant principal amount, while depreciation calculated on the basis of the estimated future useful life of the asset is entered into the income statement. With regard to leasing instalments for the period, the principal is subtracted from liability while interest on leasing instalments is charged to the income statement. The fiscal effects of the procedure are recorded in the deferred taxation provision.

Tangible fixed assets under construction are valued at cost and are depreciated starting from the financial year in which they become operational.

Maintenance and repair costs are charged to the income statement relating to the period in which they were incurred, or capitalised if they increase the value or the useful life of assets.

If, at the end of the period, the value determined by the above method is permanently higher than the economic value of the asset, its value is adjusted by means of a specific write-down. When the conditions for said write-down cease to exist, the original value is fully or partially restored.

Investments

Investments in non-consolidated subsidiary companies and in associated companies are valued according to the equity method.
Investments in other companies are valued according to the cost of acquisition or subscription. Should permanent losses in value arise at the end of the period in comparison to the value determined according to the above method, the investments will be written down. If, at a later date, the reasons for such write-downs cease to exist, the original value will be fully or partially restored.

Dividends and the related tax credits are recorded at the time they are deliberated by the Shareholders' Meeting.

Treasury stock

This is valued at cost and, where necessary, adjusted for permanent losses in value. Treasury stock is classified among financial assets, as there are no plans to sell it in the short term with the exception of shares required for the stock option plan, for which however options are unlikely to be exercised in the short term. As required by current legislation a related reserve for an equal amount was set up within consolidated shareholders' equity.

Inventories

Inventories are valued at the lower of purchase or production cost and their correspondent market value.
The average cost method, inclusive of accessory charges and weighted with the value of opening inventory balances, was applied in determining the cost of raw materials.

In the case of goods produced internally, the cost of production includes the cost of raw materials, external work carried out, utilities, directly related labour costs as well as general production and industrial costs in an amount reasonably attributable to such products. Financial charges and general overhead expenses are excluded. Moreover, in the case of semi-finished products and work in progress, production cost is determined on the basis of the work process stage they have reached.

For raw materials and work in progress, market value reflects the presumed net realisable value of the correspondent finished products, less the cost of their completion. For finished products it is equal to the presumed net realisable value.

Should some of the materials in inventory become obsolete or turn over slowly, and the difference in value is significant, they would be correspondingly written-down on the basis of how much they are used or of their presumed realisable value. Should the reasons for such write-downs cease to exist, their original value would be fully or partially restored.

Receivables

Accounts receivable are recorded at their presumed realisable value, by means of a specific bad debt provision which includes the amounts that are deducted directly from said amounts receivable.

The specific portion of the bad debt provision is determined, on the basis of an analysis of the individual accounts receivable that are in doubt; whereas the generic portion is determined on the basis of the historical incidence of losses on receivables. The generic portion is determined to provide for possible losses on accounts receivable recorded in the statements that have not yet occurred, but that might occur in the future.

Accruals and deferrals

These are calculated according to the principles of accrual accounting by which costs and revenues must be recorded with reference to the period to which they relate.

Foreign exchange transactions

Foreign exchange transactions are entered into the accounts on the basis of the exchange rates effective on the date the related transactions were carried out. Receivables and payables are evaluated at the exchange rate effective at the end of the period, with the relevant exchange rate difference attributed to financial charges and income.

Forward currency contracts and other derivative financial instruments covering commercial transactions in foreign currency are valued at cost. When it is impossible to correlate derivative financial instruments with the underlying commercial transactions, the financial instruments in question are valued at market price in implementation of the mark-to-market method. Profits or losses deriving from such valuations are ascribed to the financial items of the income statement.

Interest rate hedging operations

Hedging contracts taken out to protect against loan interest rate risks are valued at cost. Any greater or lesser interest payable with respect to the amounts specified on the original loan contract are calculated in accordance with the competence principle.

Provisions for risks and charges

Provisions for risks and charges include sure or estimated allocations, determined on the basis of reasonable estimates of situations that might generate contingent liabilities.

In particular, this item includes the provision for client agents indemnities, established to provide for indemnities due when contractual relationships with agents are terminated, the foreign exchange risk provision, the provision for other risks and charges and the deferred taxation provisions.

The provision for other risks and charges includes sums allocated in respect of potential liabilities, better described in the comments relating to that item.

Staff severance indemnities

Staff severance indemnities reflect liabilities towards all employees for severance indemnities accrued in accordance with current legislation and national collective labour contracts.

Payables

These are recorded at their nominal value, which is deemed to adequately reflect their redemption value.

Capital grants

Capital grants towards tangible fixed assets are included under the accrued expenses and deferred income item at the time it becomes certain they will be assigned; said contributions are credited to the income statement gradually over the useful life of the asset by subtracting them from depreciation; if the grant refers to an asset for which the depreciation process has already begun, then the past portion, to be offset against allocations in respect of depreciation already carried out, is included among extraordinary income items for the period.

Taxes

Taxes for the period are determined on the basis of a realistic forecast of taxes to be paid pursuant to current fiscal legislation, and are shown under the item "Taxation provision", given that, at an interim date, the relative charge is necessarily merely presumed. Advance tax payments and withholding amounts are classified under amounts receivable from others among current assets. No allocations were made in respect of taxes payable in the event of distribution of reserves suspended from taxation, as shown in the financial statements of individual Group companies, since their distribution is not foreseen.

Deferred tax assets and liabilities are a result of temporary differences between the values entered in the financial statements of the consolidated companies and the corresponding fiscal values, besides consolidation adjustments, and are calculated on the basis of the rates assumed to be applicable to the period in which the differences will reverse, according to the so-called "liability method".

Deferred tax assets, mostly relating to provisions recorded in the financial statements with allocations for which conditions for fiscal deductibility have not yet matured, are recorded among amounts receivable from others once a reasonable certainty of their recovery has been determined.

Costs and revenues

These are recorded in the statements on the basis of the principles of prudence and accrual accounting. Revenues and proceeds, costs and charges are recorded net of returned goods, commercial discounts, rebates and bonuses, as well as net of taxes that are directly linked to the sale of products and services offered.

Information regarding balance sheet and income statement items

BALANCE SHEET

Intangible assets

The composition and changes relative to intangible assets are shown in attachment B.

Start-up and capital costs are made up mainly by costs sustained for the Interpump Cleaning merger, already described above, and for share capital increases of the consolidated companies.

Research and development costs are almost entirely referred to the costs borne by the Research Centre in connection with major new product launches. With reference to products placed on the market in 2003, described in the Directors' Report, amortisation of the relative costs is executed over a period of five years, as for products launched in previous years.

Industrial patent royalties are composed of costs for the purchase of patents connected with the production process and the allocation of the consolidation difference relative to Interpump Engineering for 31 €/000 net of amortisation.

Costs incurred for concessions, trade marks, licenses and similar rights mainly comprise costs for the purchase of software licenses.

The other intangible asset items include the costs for improvements to third-party assets of an American subsidiary for €/000 950.

Goodwill represents the difference between the book value of investments and the portion of shareholders' equity determined with reference to the situation as at the date the investments were acquired and the goodwill of the acquired company divisions. This parameter registered the following changes (amounts expressed in €/000):

Company:	Balance at 31/12/2002	Increases first half year 2003	Amortisation and depreciation first half year 2003	Balance at 30/06/2003
Interpump Group S.p.A.	35,142	-	(1,309)	33,833
Soteco S.p.A.	23,243	-	(765)	22,478
Interpump Cleaning S.p.A.	20,299	-	(741)	19,558
Interpump Hydraulics S.p.A.	7,061	11,615	(373)	18,303
Euromop S.p.A.	10,244	-	(316)	9,928
General Technology S.r.l.	7,232	29	(242)	7,019
Muncie Power Products Inc.	6,910	53	(208)	6,755
General Pump Companies Inc.	6,446	-	(197)	6,249
Unielectric S.p.A.	5,198	-	(194)	5,004
Pulex S.r.l.	2,848	1,006	(93)	3,761
Teknova S.r.l.	3,520	-	(115)	3,405
IP Floor S.p.A.	1,845	-	(154)	1,691
IP Gansow GmbH	1,267	-	(45)	1,222
S.I.T. S.p.A.	935	-	(35)	900
Hydroven S.r.l.	883	-	(57)	826
Ready System S.r.l.	801	-	(24)	777
Interclean Assistance S.A.	219	-	(6)	213
Total	*134,093*	*12,703*	*(4,874)*	*141,922*

The increases for the first half of 2003 refer to the purchase of the following minority shareholdings in subsidiaries, all of which on the basis of prior contractual agreements:

- 20% of Interpump Hydraulics S.p.A.;
- 14% of Pulex S.r.l.;
- 7.5% of General Technology S.r.l.;
- 0.30% of Muncie Power Products Inc.

Tangible fixed assets

The changes in this item are shown in Attachment C.

Capital expenditure for the financial year is detailed in the chapter entitled "Comments on the Group's performance in the first half of 2003".

Monetary revaluation was effected on the tangible fixed assets solely pursuant to the "laws on revaluation" and allocations for merger deficits and consolidation differences.

Additionally, most of the consolidation difference created in 1997 by the acquisition of the P.Z.B. Group, allocated to buildings for €/000 6,928 on the basis of an independent survey that anyhow gives a higher value for the buildings than as recorded in the consolidated financial statements, was ascribed to the item buildings. This amount was later amortised for €/000 1,195.

The effect of financial leasing contracts, accounted for according to the so-called financial method, on the item tangible fixed assets can be summarised as follows (amounts given in €/000):

	30/06/2003	30/06/2002	31/12/2002
Land and industrial buildings	27,537	21,502	26,843
Plant and machinery	1,107	803	676
Assets under construction	8,818	2,427	8,534
Total	*37,462*	*24,732*	*36,053*

Assets under construction refer to partially completed buildings or buildings undergoing renovation.

Mortgages and liens burdening tangible fixed assets are indicated under the item "amounts payable to banks".

Financial fixed assets

Financial fixed assets can be broken down as follows (amounts given in €/000):

	30/06/2003	30/06/2002	31/12/2002
Investments	7,070	7,803	7,562
Receivables	3,660	2,872	2,671
Treasury stock	33,253	26,090	29,967
Total financial fixed assets	*43,983*	*36,765*	*40,200*

Investments are made up as follows:

	30/06/2003	% of investment	30/06/2002	% of investment	31/12/2002	% of investment
Investments in non-consolidated subsidiaries:						
IP Cleaning Holding S.r.l. (5) *	-	-	-	-	8	100.00%
Portotecnica S.A. (1)	499	100.00%	705	100.00%	646	100.00%
Aspiradores Industriales Soteco S.L. (2)	-	51.00%	-	51.00%	-	51.00%
Soteco Benelux BVBA S.p.r.l. (2)	148	100.00%	128	100.00%	108	100.00%
Hydrocar Chile S.A. (3) *	-	-	372	60.00%	322	60.00%
Euromop Brasil Holding Ltda (6)	-	100.00%	1	100.00%	-	100.00%
Gansow France S.a.r.l. (8)	8	100.00%	-	-	-	-
GP China Inc. (9)	12	100.00%	-	-	-	-
IP Industria e Commercio Ltda (2)	-	100.00%	-	-	-	-
Western Floor Private Ltd (4)	126	51.00%	100	51.00%	126	51.00%
Shanghai Floor Cleaning Machines Co. Ltd (4)	-	-	-	95.66%	-	-
Total investments in non-consolidated subsidiaries	*793*		*1,306*		*1,210*	

	30/06/2003	% of investment	30/06/2002	% of investment	31/12/2002	% of investment
Investments in associated companies:						
Transfer Oil S.p.A. (5)	4,829	49.00%	5,034	49.00%	4,936	49.00%
P.Z.B. Australia Pty Ltd (7)	954	50.00%	947	50.00%	908	50.00%
P.Z.B. Asia Pte Ltd (wound up at 31/12/2002) (7)	-	-	-	50.00%	-	-
Total investments in associates	5,783		5,981		5,844	
Investments in other companies:						
Metalprint S.r.l. (5)	483	19%	483	19.00%	483	19%
Six S.r.l. (5)	-	-	6	19.00%	6	19%
MecMarket.com S.p.A. (5)	-	-	-	17.60%	-	-
Other minor investments	11	n.s.	27	n.s.	19	n.s.
Total investments in other companies	494		516		508	
Total investments	7,070		7,803		7,562	

* = fully consolidated at 30/06/2003
(1) = controlled by Interpump Cleaning S.p.A.
(2) = controlled by Soteco S.p.A.
(3) = controlled by Interpump Hydraulics S.p.A.
(4) = controlled by IP Floor S.p.A.
(5) = controlled/owned by Interpump Group S.p.A.
(6) = controlled by Euromop S.p.A.
(7) = owned by PZB S.p.A.
(8) = controlled by IP Gansow GmbH
(9) = controlled by General Pump Inc.

Investments in the subsidiaries were not fully consolidated and were valued according to the equity method in consideration of their limited significance.

Changes in the investments in non-consolidated subsidiaries and in the associates are as follows (amounts given in €/000):

	Balance as at 30/06/2002	Change to consolidation basis	Reclassifications	Exchange rate difference	Profit (loss)	Amortisation of goodwill	Elimination of dividends	Balance as at 30/06/2003
Investments in subsidiaries:								
IP Cleaning Holding S.r.l.	8	(8)	-	-	-	-	-	-
Portotecnica S.A.	646	-	-	-	(147)	-	-	499
Hydrocar Chile S.A.	322	(322)	-	-	-	-	-	-
Aspiradores Industriales Soteco S.L.	-	-	-	-	-	-	-	-
Soteco Benelux BVBA	108	-	-	-	40	-	-	148
Western Floor Private Ltd	126	-	-		-	-	-	126
Euromop Brasil Holding Ltda	-	-	-	-	-	-	-	-
Gansow France	-	-	8	-	-	-	-	8
GP China Inc.	-	56	-	-	(44)	-	-	12
IP Industria e Commercio Ltda	-	32	-	-	(32)	-	-	-
Total investments in subsidiaries	1,210	(242)	8	-	(183)	-	-	793
Investments in associates:								
Transfer Oil S.p.A.	4,936	-	-	-	332	(120)	(319)	4,829
PZB Australia Pty Ltd	908	-	-	93	(47)			954
Total investments in associates	5,844	-	-	93	285	(120)	(319)	5,783

The investment in Aspiradores Soteco is valued at zero and has a provision for €/000 228 (€/000 97 in 2002), registered under the provisions for risks and charges, formed with the counter item "investment write-downs" to take account of the valuation with the net equity method, which includes elimination of inventory bound intra-group profits.

The investment in IP Cleaning Industria e Commercio is valued at zero and has a provision for €/000 23 registered under the provisions for risks and charges, formed with the counter item "investment write-downs" to take account of the valuation with the net equity method, which includes elimination of inventory bound intra-group profits.

The goodwill of Transfer Oil S.p.A. equal to €/000 3,089 at 30 June 2003 is amortised in 20 years in line with the amortisation period for the Interpump Group together with which it was acquired. This goodwill is included in the value of the investment.

Other relevant information regarding shareholdings in non-consolidated subsidiaries and associates is as follows:

	Reg. offices	Share Capital
Subsidiaries:		
Portotecnica S.A.	Barcelona (Spain)	60,200 euro
Aspiradores Industriales Soteco S.L.	Barcelona (Spain)	65,000 euro
Soteco Benelux BVBA	Burcht (Belgium)	20,000 euro
Western Floor Private Ltd	New Delhi (India)	10,000,000 Rupees
Euromop do Brasil Holding Ltda	San Paolo (Brazil)	12,500 Real
Gansow France S.a.r.l.	Epone (France)	8,000 euro
GP China Inc.	LianXing Village (China)	100,000 US$
IP Industria e Commercio Ltda	Curitiba (Brazil)	115,000 Real
Associates:		
Transfer Oil S.p.A.	Colorno (PR)	1,000,000 euro
P.Z.B. Australia Pty Ltd	NSW (Australia)	500,000 AUS$

Changes in other financial receivables since 31 December 2002 are as follows (amounts given in €/000):

	Balance at 31/12/2002	Changes arising from exchange difference	Increases	Decreases	Balance at 30/06/2003
Staff severance indemnity tax prepayment	384	-	-	(91)	293
Employee life insurance policy (U.S. subsidiary)	1,799	(148)	90	-	1,741
Loan to Aspiradores Soteco S.l.	-	-	1,000	-	1,000
Loan to IP Cleaning Industria e Commercio Ltda	-	-	170	-	170
Loan to GP China Inc.	-	-	38	-	38
Loan to Euromop Brasile Ltda	6	-	-	-	6
Loan to SCI Europa	227	-	-	(4)	223
Other	255	-	-	(66)	189
Total	*2,671*	*(148)*	*1,298*	*(161)*	*3,660*

Treasury stock has already been commented on above. Concerning their possible use for the second stock option plan, which envisages their transfer to Group management at a price of € 0.52, at the moment there is no provision for their use, since it is preferred to use newly issued shares as provided for by art. 2441, par. 8 of the Italian Civil Code and the above-mentioned resolutions of the shareholders' meetings. Therefore, there is no writing down in this connection. With regard to the third stock option plan, we inform you that treasury stock will be assigned at the greater amount considering the book value and the current price.

Inventories

Stock on hand at 30 June 2003 fell by €/000 4,007 compared to 31/12/2002, of which €/000 2,285 due to exchange difference and the remainder due to an effective decrease in stocks, thereby demonstrating the attention devoted by management to restricting the level of current assets.
Inventories are shown net of the provision for inventory write-downs and underwent the following changes (amounts given in €/000):

Provision as at 31 December 2002	4,208
Changes arising from exchange difference	(42)
Utilisation	(109)
Allocations for the first half 2003	645
Provision as at 30 June 2003	*4,702*

Trade receivables

The balance is composed as follows (amounts given in €/000):

	30/06/2003	30/06/2002	31/12/2002
Trade receivables	111,102	114,085	93,057
Bad debt provision	(3,355)	(3,207)	(3,163)
Total	*107,747*	*110,878*	*89,894*

Trade receivables at 30 June 2003 were down by €/000 3,131 compared to 30 June 2002, also because of a fall in average collection times. Trade receivables increased by €/000 17,853 compared to 31 December 2002 because of the increase in turnover and the seasonal nature of sales.

No trade receivables or amounts receivable from others are due beyond 5 years.

The changes in the bad debt provision were as follows (amounts given in €/000):

Provision as at 31 December 2002	3,163
Changes arising from exchange difference	(15)
Utilisation	(391)
Allocations for the first half 2003	598
Provision as at 30 June 2003	*3,355*

Accrued income and prepayments

Accrued income and prepayments include the €/000 6,548 substitute tax on the extraordinary gain arising from the sale of the Parent Company's investments in Officine Meccaniche Faip S.r.l., Portotecnica S.p.A. and Sirio S.r.l. to Interpump Cleaning S.p.A. net of the portions charged to the income statement. As described in the consolidation principles, the prepayment will be charged to the income statement by means of constant amounts over 10 years in line with the fiscal benefit given by the deductibility of the amortisation of the deficit arising from the merger by incorporation of the three above-mentioned shareholdings in Interpump Cleaning S.p.A.. Of this amount €/000 5,358 will be paid after more than one year, of which €/000 598 after more than five years.

Shareholders' equity

Changes in shareholders' equity are as follows (amounts given in €/000):

	Share Capital	Legal reserve	Share-premium reserve	Reserve for treasury stock held in portfolio	Reserve for translation difference	Other reserves and profits brought forward	Profit for the period	Total
Balances as at 31/12/2001	*42,778*	*8,687*	*29,488*	*25,726*	*1,930*	*29,952*	*21,433*	*159,994*
Increase in capital underwritten on 18/01/2002 for stock options	71	--	280	-	-	-	-	351
Increase in capital underwritten on 28/02/2002 for stock options	74	-	-	-	-	-	-	74
Distribution of the dividend	-	-	-	-	-	-	(7,641)	(7,641)
Allocation of remaining profits	-	-	-	-	-	13,792	(13,792)	-
Resolution of the Shareholders' Meeting of 16/04/2002	-	60	(60)	-	-	-	-	-
Increase in capital underwritten on 19/04/2002 for stock options	12	-	46	-	-	-	-	58
Increase in capital underwritten on 31/05/2002 for stock options	120	-	-	-	-	-	-	120
Increase in capital underwritten on 18/10/2002 for stock options	23	-	92	-	-	-	-	115
Increase of reserve for treasury stock held	-	-	-	4,241	-	(4,241)	-	-
Exchange differences on the translation of non-euro area companies' financial statements	-	-	-	-	(3,450)	-	-	(3,450)
Other	-	-	-	-	-	20	-	20
Profit for the period	-	-	-	-	-	-	21,085	21,085
Balances as at 31/12/2002	*43,078*	*8,747*	*29,846*	*29,967*	*(1,520)*	*39,523*	*21,085*	*170,726*
Increase in capital underwritten on 28/02/2003 per stock options	122	-	-	-	-	-	-	122
Distribution of the dividend	-	-	-	-	-	-	(8,304)	(8,304)
Allocation of remaining profits	-	-	-	-	-	12,781	(12,781)	-
Increase in capital underwritten on 31/05/2003 for stock options	247	-	-	-	-	-	-	247
Exchange differences on the translation of non-euro area companies' financial statements	-	-	-	-	(2,065)	-	-	(2,065)
Increase of reserve for treasury stock held	-	-	-	3,286	-	(3,286)	-	-
Profit for the period	-	-	-	-	-	-	8,117	8,117
Balances as at 30/06/2003	*43,447*	*8,747*	*29,846*	*33,253*	*(3,585)*	*49,018*	*8,117*	*168,843*

Provisions for risks and charges

Provisions for risks and charges underwent the following changes (amounts given in €/000):

	Balance at 31/12/2002	Changes arising from exchange difference	Change in consolidation basis	Allocations for 1st half 2003	Utilisations of 1st half 2003	Balance as at 30/06/2003
Retirement benefits	327	-	-	10	(139)	198
Provision for agents indemnities	507	-	-	30	(3)	534
Deferred taxes	5,232	(90)	11	8,755	(902)	13,006
Product warranty provision	477	(14)	1	113	(121)	456
Provision for industrial restructuring	1,275	-	-	-	(796)	479
Provision for current taxation for the six months	-	-	-	12,862	-	12,862
Provision for other contingent liabilities	1,598	(11)	2	81	(480)	1,190
Group investment risk provision	166	-	-	154	(69)	251
Total provisions	*9,582*	*(115)*	*14*	*22,005*	*(2,510)*	*28,976*

Retirement benefits refer to the indemnity at the end of the mandate of directors of subsidiaries, allocated prior to acquisition by the Group.

The provision for deferred tax liabilities, classified among provisions for risks and charges, includes allocations for deferred tax liabilities relative to dividends deliberated though not yet collected, and the allocations for deferred tax liabilities determined to take account of the tax effects of the consolidation adjustments mainly concerning the elimination of intra-group profits, accounting for financial leasing contracts according to the so-called financial method, and elimination of the items accounted for in the financial statements for the year of Group companies in order to obtain the relevant tax benefits.

The industrial restructuring provision refers to the restructuring process of IP Gansow GmbH, and the relative utilisation for the half-year concerns indemnity paid to employees who have been made redundant.

The provision for taxes for the period contains the tax allocation for the first half, classified here in accordance with accounting principle no. 30 issued by the Italian National Councils of Certified Public Accountants.

The Group investment risk fund refers to Aspiradores Industriales Soteco and IP Cleaning Industria e Commercio Ltda and is commented on under the heading investments.

The provision for other potential liabilities refers to various situations of litigation or potential liabilities or undertakings estimated to be in act in the Group's companies.

Staff severance indemnities

This item underwent the following changes (amounts given in €/000):

Balance as at 31 December 2002	14,918
Indemnity paid out during the six-month period	(1,448)
Portion accrued during the first half of 2003	1,594
Balance as at 30 June 2002	15,064

Average staff numbers employed during the financial period were as follows:

	Average staff numbers employed		
	30/06/2003	30/06/2002	31/12/2002
Executives	63	57	59
White collar	718	724	748
Blue collar	1,639	1,659	1,661
Total average workforce	*2,420*	*2,440*	*2,468*

On an equal consolidation basis, and therefore considering IP Gansow GmbH for 4 months, the average number of employees for the first half of 2003 totalled 2,375. Therefore, again in equal consolidation terms, there has been a reduction of 65 employees compared to 30 June 2002.

Financial payables

Financial payables are listed analytically in the reclassified balance sheet with financial criteria.

Current account overdrafts and advances include €/000 5,449 of payables in US dollars and related to the debts of the two U.S. subsidiaries. In addition, medium/long-term loans include €/000 13,076 (of which €/000 963 classified in the current portion) relative to the financing in dollars of the US companies.

Medium/long-term financing includes the following loans (amounts given in €/000):

Issuing bank	Original amount	Interest rate	Portion of the residual debt due within one year	Portion of the residual debt due beyond one year	Total residual debt
Pool of banks headed by Banco di Verona e Novara	60,000	Euribor+0.65	-	60,000	60,000
Pool of banks headed by Banco di Verona e Novara	103,291	Euribor+0.30	34,430	-	34,430
Pool of banks headed by Banca Aletti	31,000	Euribor+0.45	31,000	-	31,000
Pool of banks headed by Banco di Verona e Novara	41,316	Euribor+0.30	5,165	20,657	25,822
CREDEM	9,000	Euribor+0.50	-	9,000	9,000
Financial leasing agreements		Market	3,174	26,203	29,377
Other loans		Market	12,796	19,877	32,673
Total			*86,565*	*135,737*	*222,302*

There are mortgages on the above loans for €/000 4,132. This item includes €/000 12,147 due after five years.

The loans are granted at variable rates for €/000 142,050, while the amount of €/000 80,252 is hedged by derivative financial instruments maturing within one year for €/000 39,595 and beyond one year for the remaining €/000 40,657, in correspondence with the due dates of the underlying financing.

Memorandum accounts

The memorandum accounts are composed as follows (amounts given in €/000):

	30/06/2003	30/06/2002	31/12/2002
Security pledges	4,132	5,217	5,217
Guarantees obtained in respect of VAT reimbursements.	15,428	13,990	14,675
Guarantees issued by third parties in favour of sellers of investments	258	258	258
Guarantees issued to third parties to back the sale of investments	1,214	1,214	1,214
Purchase commitments for raw materials	4,895	4,181	4,455
Commitments for forward currency sales and purchases	83,045	27,337	47,509
Commitments to purchase fixed assets	583	8,916	1,882
Other minor guarantees	3,363	1,709	1,425
Total	*112,858*	*62,822*	*76,635*

Security pledges relate to medium/long-term financing obtained (see also comments relating to financial payables).

Commitments for forward currency sales and purchases include €/000 41,930 for purchase and sale commitments of the same amount which therefore cancel each other out. Effective commitments therefore stand at €/000 41,115. The Group hedging policy in relation to sales in US dollars is that of hedging the forecast and reasonably certain cash flows by means of financial instruments that provide full coverage against the risk of exchange rate fluctuations. Management of the exchange risk has been entirely handled by the Parent company since May 2003. To implement the foregoing exchange risk hedging strategy, by underwriting contracts of an opposite sign it has been possible to offset derivative financial instruments that failed to follow the strategy adopted for the €/000 7,005 present in the memorandum accounts for double the amount (in purchase and in sale), equivalent to €/000 14,010 and included in the €/000 41.930 of the previously described commitments which cancel each other out. This operation led to an exchange loss entered into the income statement in the first year of 2002 among financial expenses in the amount of €/000

749. The residual commitments that cancel each other out, for the amount of €/000 13,960, entered in the memorandum accounts for double the amount, i.e. €/000 27,920, concern derivative financial instruments originally subscribed to cover a forecast influx of dollar revenues which were subsequently neutralised by signing commitments having the opposite sign. The execution of the foregoing contracts will have negligible effects on the profit for the period.
The commitments in existence of €/000 41,115 are composed of financial instruments hedging confirmed orders in US dollars (for approximately 34 million euro) and revenue flows that are reasonably certain on the basis of prudentially interpreted commercial statistics for the remainder.

We also draw your attention to the following commitments for the purchase of minority shares of investments already controlled, on the basis of the results achieved by the companies concerned:

Company	Percentage to acquire	Time frame
General Technology S.r.l.	15%	Approval of financial statements for 2002/2003
Pulex S.r.l.	28%	Approval of financial statements for 2003/2004
Sit S.p.A.	5%	Approval of financial statements for 2003
Muncie Power Products Inc.	15.13%	Approval of financial statements for 2005

INCOME STATEMENT

Revenues from the sale of goods and services

Revenues from the sale of goods and services can be broken down as follows (amounts given in €/000):

By geographical area:

	30/06/2003	%	30/06/2002	%	31/12/2002	%
Italy	57,597	21	66,052	24	118,832	24
Rest of Europe	82,711	30	87,421	32	163,080	33
North America	109,917	40	94,019	35	163,318	33
Pacific Area	10,302	4	11,113	4	23,177	5
Rest of the World	15,974	5	12,286	5	24,726	5
Total	*276,501*	*100*	*270,891*	*100*	*493,133*	*100*

For information regarding the trend of sales and their breakdown by sector of business reader are referred to the section describing the performance of the company.

Costs for provision of services

This item can be broken down as follows (amounts given in €/000):

	30/06/2003	30/06/2002	31/12/2002
Electricity, water, gas	1,779	1,608	3,149
Telephone	743	699	1,461
Outsourcing	22,945	19,085	35,142
Costs relating to listing on the stock market	215	173	309
Consulting services	1,626	1,662	3,527
Price lists and catalogues	199	229	603
Interim work	3,300	3,305	6,014
Miscellaneous services	1,957	1,076	2,102
Maintenance and repair work	1,865	1,807	3,763
Transport	3,635	2,876	5,841
Commissions	4,981	4,242	7,709
Travel expenses	1,216	1,221	2,303
Advertising, trade shows and exhibitions	2,998	2,029	3,679
Directors' remuneration	2,475	2,036	4,304
Board of statutory auditors' remuneration	167	167	348
Insurance policies	1,795	2,020	3,998
Sundry industrial costs	645	810	1,749
Miscellaneous costs	2,697	3,183	5,323
Total costs for services	*55,238*	*48,228*	*91,324*

With respect to the first half of 2002 the increases in outsourcing, transport, and commissions, which mainly account for the increase in costs for services, are mainly driven by the very substantial development of the consumer segment. Marketing initiatives have also been intensified, resulting in an increase in costs for advertising, trade fairs and exhibitions of €/000 969.

Interest and other financial charges

This item can be broken down as follows (amounts given in €/000):

	30/06/2003	30/06/2002	31/12/2002
Interest expense on amounts payable to banks within one year	861	662	955
Interest expense on medium/long-term financing	3,242	3,538	7,613
Interest expense in respect of leasing	515	384	845
Cash discounts granted to clients	948	826	1,623
Fees and expenses for guarantees	184	32	207
Foreign exchange losses	3,180	896	2,431
Other	50	85	44
Total	*8,980*	*6,423*	*13,718*

Exchange rate losses at 30/06/2003 can be broken down as follows:

- 1,795 thousand euro refer to the valuation of derivative contracts negotiated to hedge for exchange risks for turnover in dollars in North America; for these contracts as at 31/12/2002 the relative orders were not yet present and they were therefore entered at market value on that date, as explained in full in the notes to the financial statements at 31/12/2002. Due to the effect of the different timescale of the receipt of orders compared to the taking out of derivative financial hedging instruments, for the first half of 2003 the above indicated exchange rate loss was recorded, with a contra-entry provided by an identical

entry under turnover, converted at the hedging exchange rate; the effect of this operation on net profit is therefore inexistent;

- 236 thousand euro refers to the conversion of the loan granted to the Muncie Power Products subsidiary, which was repaid in July;
- 749 thousand euro refers to the neutralisation of derivative financial instruments, as described in greater detail under the comments on memorandum accounts;
- the residual 400 thousand euro relates to the conversion of balances in foreign currency that are not hedged by financial instruments at the period end exchange rate, and by exchange losses accumulated during the period on transactions not hedged by financial instruments.

The item financial income includes €/000 432 of exchange gains mainly arising on transactions not hedged by financial instruments.

Extraordinary income and charges

This item can be broken down as follows (amounts given in €/000):

	30/06/2003	30/06/200	31/12/2002
Income			
Capital gains on disposals	290	-	-
Recovery of taxes for prior financial periods	96	488	568
Other	381	281	502
Total income	*767*	*769*	*1,070*
Expenses			
Leaving incentives	92	-	1,341
Taxes relating to previous years	475	-	101
Allocation for other potential liabilities	-	17	160
Other	375	334	628
Total charges	*942*	*351*	*2,230*

FINANCIAL STATEMENTS

The figures of the consolidated balance sheet and income statement, drawn up according to the format established by the Italian Civil Code, are shown in thousands of euro.

We also present the financial statements of the Parent Company. In accordance with the 2nd paragraph of art. 81 of the Issuers' Regulations in implementation of Italian Legislative Decree D.L. 24/2/1998 no. 58, the explanatory and supplementary notes relating to the Parent Company have not been drawn up as they are not considered particularly significant when added to the consolidated ones. However, the accounting principles and valuation criteria used in preparing these financial statements of the Parent Company do not differ from those used in drawing up the financial statements as at 30 June 2002 and 31 December 2002.

Milan, 16 September 2003

For the Board of Directors
Mr Giovanni Cavallini
Deputy Chairman and Executive Director

CONSOLIDATED BALANCE SHEETS

ASSETS

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Fixed assets			
Intangible assets			
Start-up and expansion costs	301	404	398
Costs of research, development and advertising	4,442	3,324	3,881
Industrial patents and intellectual property rights	216	233	260
Concessions, licenses, trade marks and similar rights	1,325	1,220	1,429
Goodwill	141,922	138,842	134,093
Assets under construction and advances	17	59	72
Others	2,315	2,747	2,502
Total	*150,538*	*146,829*	*142.635*
Tangible fixed assets			
Land and buildings	56,981	51,356	57,002
Plant and machinery	22,507	22,063	22,286
Industrial and commercial equipment	9,966	8,232	9,188
Other fixed assets	5,228	5,880	5,620
Assets under construction and advances	11,243	5,604	10,408
Total	*105,925*	*93,135*	*104.504*
Financial fixed assets			
Investments in:			
Subsidiaries	793	1,306	1.210
Associated companies	5,783	5,981	5.844
Other companies	494	516	508
Total investments	*7,070*	*7,803*	*7.562*
Receivables:			
Non-consolidated subsidiaries			
Due within one year	176	-	6
Due after one year	1,038	6	-
From others			
Due within one year	386	362	446
Due after one year	2,060	2,504	2.219
Total financial receivables	*3,660*	*2,872*	*2.671*
Treasury stock (for a total nominal value of € 4,215,245 in 2003)	33,253	26,090	29,967
Total financial fixed assets	*43,983*	*36,765*	*40,200*
Total fixed assets	*300,446*	*276,729*	*287,339*

CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Assets forming part of working capital			
Inventories			
Raw materials and supplies	39,087	37,100	35,956
Work in progress and semi-finished products	20,393	18,720	23,512
Finished products and goods	39,564	37,909	43,335
Advances	24	472	272
Total	*99,068*	*94,201*	*103,075*
Receivables			
Trade receivables			
Due within one year	107,728	110,862	89,857
Due after one year	19	16	37
Non-consolidated subsidiaries			
Due within one year	1,801	1,652	1,975
Associated companies			
Due within one year	558	562	547
From others			
Due within one year	30,226	24,005	14,391
Due after one year	3,843	5,084	4,662
Total	*144,175*	*142,181*	*111,469*
Cash			
Bank and postal accounts	46,160	36,147	42,884
Cheques on hand	52	38	15
Cash	92	84	59
Total	*46,304*	*36,269*	*42,958*
Total assets forming part of working capital	*289,547*	*272,651*	*257,502*
Accruals and deferrals			
Due within one year	3,439	3,182	2,410
Due after one year	5,443	7,101	6,183
Total	*8,882*	*10,283*	*8,593*
Total assets	*598,875*	*559,663*	*533,434*

CONSOLIDATED BALANCE SHEETS

LIABILITIES

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Shareholders' equity			
Share Capital	43,447	43,055	43.078
Share-premium reserve	29,846	29,755	29,846
Legal reserve	8,747	8,747	8.747
Statutory reserves	594	529	528
Other reserves and profits (losses) brought forward	48.424	42,870	38,995
Reserve for treasury stock held	33.253	26,089	29,967
Reserve for translation differences	(3.585)	(1,078)	(1,520)
Profit (loss) for the period	8,117	14,299	21,085
Total shareholders' equity for the Group	*168,843*	*164,266*	*170.726*
Minority interests	13,420	18,066	17,679
Minority profits	1,964	2,894	4,957
Minority shareholders' equity	*15,384*	*20,960*	*22.636*
Total shareholders' equity	*184,227*	*185,226*	*193.362*
Provisions for risks and charges			
Retirement benefits and similar rights	732	781	834
Taxation	25,868	26,778	5,232
Other	2,376	2,162	3,516
Total	28.976	29.721	*9.582*
Staff severance indemnities	*15,064*	*14,206*	*14,918*
Payables			
Amounts payable to banks			
Due within one year	112,447	91,693	101,433
Due after one year	109,421	96,223	87,672
Amounts payable to other financial institutions			
Due within one year	3,203	2,293	2,768
Due after one year	26,316	14,283	25,510
Advances			
Due within one year	589	526	379
Accounts payable to suppliers			
Due within one year	94,636	98,465	91,950
Due after one year	-	7	4
Securities issued			
Due within one year	49	138	83
Due after one year	-	49	7
Payable to subsidiaries			
Due within one year	32	28	35
Payable to associates			
Due within one year	1,399	1,047	756
Taxes payable			
Due within one year	4,480	4,564	7,731
Due after one year	-	2,388	2,387

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Social security charges payable			
Due within one year	3,518	3,701	4,283
Other payables			
Due within one year	12,702	12,034	8,148
Due after one year	-	567	752
Total	*368,792*	*328,006*	*333,898*
Accruals and deferrals			
Other accruals and deferrals	1,816	2,504	1,674
Total	*1,816*	*2,504*	*1,674*
Total liabilities	*598,875*	*559,663*	*553,434*
Memorandum accounts			
Security pledges	4,132	5,217	5,217
Surety granted in favour of non-consolidated subsidiaries	-	186	-
Surety granted to others	16,900	15,522	16,586
Other memorandum accounts	91,826	41,897	54,832
Total memorandum accounts	*112,858*	*62,822*	*76,635*

CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Sales and other revenues			
Revenues from the sale of goods and services	276,501	270,891	493,133
Changes in inventories of work in progress semi-finished and finished products	(5,355)	3,237	14,939
Increase on internal work capitalised under fixed assets	1,450	1,224	2,706
Other revenues and income	1,410	1,184	2,450
Total	*274,006*	*276,536*	*513,228*
Cost of production			
Raw materials, consumables and supplies	128,085	132,153	239,792
Services	55,238	48,228	91,324
Use of third-party assets	2,743	2,454	5,282
Personnel:			
Wages and salaries	33,987	34,412	67,791
Social security charges	9,394	9,265	18,176
Staff severance indemnities	1,594	1,599	3,325
Other costs	816	214	386
Amortisation, depreciation and write-downs:			
Amortisation of intangible assets	6,376	6,014	12,372
Depreciation of tangible fixed assets	6,641	6,348	12,820
Write-down of receivables included under assets forming part of working capital	598	817	1,394
Changes in inventory of raw materials, consumables and supplies	(3,538)	(4,047)	(2,880)
Allocation to risk provisions	85	298	451
Other provisions	11	2	31
Sundry operating costs	1,733	2,136	3,488
Total cost of production	*243,763*	*239,893*	*453,752*
Difference between sales and other revenues and the cost of production	*30,243*	*36,643*	*59,476*
Financial income and expense			
Income from investments			
Income from subsidiary investments			
Dividends	-	*8*	*8*
Total income from investments	-	*8*	*8*
Other financial income:			
From receivables included under fixed assets:			
Subsidiaries	4	-	-
Other	-	1	18

(amounts expressed in thousands of euro)	30/06/2003	30/06/2002	31/12/2002
Financial income other than the above:			
Interest from other parties and other income	1,233	1,113	4,483
Total other financial income	*1,237*	*1,114*	*4,501*
Interest and other financial charges:			
Interest and commission from other parties and	8,980	6,423	13,718
Total financial income (charges)	*(7,743)*	*(5,301)*	*(9,209)*
Adjustments to financial assets value			
Revaluations:			
Of investments	252	380	393
Write-downs:			
Of investments	425	98	182
Total adjustments	*(173)*	*282*	*211*
Extraordinary income and expense			
Income	767	769	1,070
Expenses	942	351	2,230
Total extraordinary items	*(175)*	*418*	*(1,160)*
Profit for the period before taxes	*22,152*	*32,042*	*49,318*
Taxes for the period			
Current taxes	(11.351)	(15,336)	(21,580)
Deferred taxes	(720)	487	(1,696)
Total income taxes for the period	*(12,071)*	*(14,849)*	*(23,276)*
Net profit for the period before minority interests	*10,081*	*17,193*	*26,042*
(Profit) / Loss for the period pertaining to minority	(1,964)	(2,894)	(4,957)
Profit (loss) for the period	*8,117*	*14,299*	*21,085*

Attachment A

Interpump Group sector information (first half)
(Amounts given in €/000)

	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net revenues outside the Group	165,561	141,670	59,880	67,734	51,062	58,590	1,300	1,589	-	-		
Sales between sectors	526	327	5	-	12,049	11,651	-	-	(12,580)	(11,978)		
Total net revenues	166,087	141,997	59,885	67,734	63,111	70,241	1,300	1,589	(12,580)	(11,978)	277,803	269,583
Purchases net of changes in inventories	(78,926)	(64,516)	(26,886)	(31,585)	(29,339)	(31,588)	-	-	5,358	5,357	(129,793)	(122,332)
Gross industrial margin	**87,161**	**77,481**	**32,999**	**36,149**	**33,772**	**38,653**	**1300**	**1589**	**(7,222)**	**(6,621)**	**148,010**	**147,251**
% on net revenues	*52.5%*	*54.6%*	*55.1%*	*53.4%*	*53.5%*	*55.0%*					*53.3%*	*54.6%*
Personnel expenses	(20,850)	(19,889)	(12,289)	(12,971)	(11,896)	(11,989)	-	-	-	-	(45,035)	(44,849)
Other operating costs	(47,229)	(38,557)	(9,339)	(9,868)	(10,556)	(11,741)	-	-	7,342	6,717	(59,782)	(53,449)
Gross operating profit (EBITDA)	**19,082**	**19,035**	**11,371**	**13,310**	**11,320**	**14,923**	**1,300**	**1,589**	**120**	**96**	**43,193**	**48,953**
% on net revenues	*11.5%*	*13.4%*	*19.0%*	*19.7%*	*17.9%*	*21.2%*					*15.5%*	*18.2%*
Operating depreciation and	(3,879)	(3,164)	(1,797)	(2,015)	(2,175)	(2,156)	-	-	(120)	(96)	(7,971)	(7,431)
Sector operating profit (EBIT)	**15,203**	**15,871**	**9,574**	**11,295**	**9,145**	**12,767**	**1,300**	**1,589**	**-**	**-**	**35,222**	**41,522**
% on net revenues	*9.2%*	*11.2%*	*16.0%*	*16.7%*	*14.5%*	*18.2%*					*12.7%*	*15.4%*
Profit from investments valued to the net equity method	(294)	(8)	(47)	150	168	140	-	-	-	-	(173)	282
Amortisation of the consolidation difference attributed to buildings	-	-	(104)	(104)	-	-	-	-	-	-	(104)	(104)
Amortisation of goodwill	(2,973)	(2,950)	(637)	(562)	(1,264)	(1,263)	-	-	-	-	(4,874)	(4,775)
Profit by sector	11,936	12,913	8,786	10,779	8,049	11,644	1,300	1,589	-	-	30,071	36,925
Financial charges											(8,981)	(6,423)
Financial income											1,237	1,122
Other non-operative items											(175)	418
Pretax profit											**22,152**	**32,042**
Income taxes											(12,071)	(14,849)
Profit of minorities											(1,964)	(2,894)
Net profit											**8,117**	**14,299**

Attachment A

Other information (first half)
(*Amounts given in €/000*)

	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Assets by sector	277,895	246,465	127,317	120,507	121,940	135,252	-	-	(7,834)	(4,920)	519,318	497,304
Cash and cash equivalents											46,304	36,269
Treasury stock											33,253	26,090
Total assets											**598,875**	**559,663**
Liabilities by sector	102,032	88,818	35,277	36,604	33,547	45,303	-	-	(8,834)	(2,789)	162,0222	167,936
Financing											252,626	206,501
Total liabilities											**414,648**	**374,437**

OTHER INFORMATION RELATING TO THE PERIOD

	Cleaning 2003	Cleaning 2002	Hydraulic 2003	Hydraulic 2002	Industrial 2003	Industrial 2002
Investments in fixed assets	6,713	8,492	1,017	2,337	3,153	3,073
Amortisation and depreciation	6,868	6,114	2,642	2,681	3,439	3,531
Other non-cash items	35	423	(52)	132	163	272
ROCE for the sector*	8.6%	10.1%	10.4%	13.5%	10.3%	14.2%

* = (Sector operating profit/assets minus sector liabilities)

Criteria used for sector information

The criteria used to break down revenues, costs, assets and liabilities are set out below.

The value of components and products transferred between sectors is generally the actual sales price between Group companies and is equivalent to the price offered to best clients. Only the Parent Company operates in two sectors: Industrial and Cleaning. In this case, the transfer values correspond to the best customer sale price.

Allocated operating costs include:

- purchases net of changes in inventories;
- personnel costs;
- external manufacturing expenses;
- amortisation/depreciation adjusted for the effect of accelerated depreciation;
- other operating costs.

The amortisation of goodwill and of the consolidation difference allocated to buildings were included in the sector result after the operating result, homogeneously to the reclassified consolidated income statement, in which said amortisation is classified after the operating result.

The profits of the non-consolidated subsidiaries and associates were also ascribed to sectors after the operating result.

For the Parent Company, which operates in two business sectors (Industrial and Cleaning), costs were allocated according to the following criteria:

- purchase and labour costs and external manufacturing expenses were attributed on a specific basis determined with reference to the bills of materials of the products that make up the two sectors;
- amortisation/depreciation was allocated on the basis of the hours of production relating to each sector, taking into consideration some plants in which production is concentrated on a single sector;
- energy consumption and other industrial costs were allocated on the basis of hours of production referring to each sector;
- sales commission, sales transports and commercial wages were allocated on the basis of sales revenues;
- costs incurred for trade fairs and exhibitions as well as for R&D salaries were divided equally between the sectors since such costs are related to the two sectors without distinction; accordingly, the allocation criterion adopted is deemed to be the most reasonable one;
- other operating costs were allocated in proportion to the net revenues.

Assets and liabilities allocated to individual sectors include all the assets and liabilities except for the financial items specified in the statement.

Goodwill and the consolidation difference allocated to buildings were attributed to the sectors depending on the portions actually paid per sector.

For the Parent Company, which operates in two sectors, assets and liabilities were allocated according to the criteria followed for the allocation of the revenues and costs that generated them, specifically:

- trade receivables were allocated on the basis of sales revenues, since no significant differences in payment days were encountered among the different sectors;

- for the same reason trade payables were allocated on the basis of purchase costs net of changes in inventory, costs for processing carried out by third parties, energy consumption and other external industrial costs;
- inventories were allocated on the basis of their incidence on direct and indirect production costs;
- tangible fixed assets were allocated specifically, depending on whether plants produced output for only one sector or, in the case of plants grouping production for several sectors, on the basis of the hours of production relating to each sector. It is worthwhile to point out that since several lines of production, not exclusively dedicated to produce output for one business sector, exist and can be used alternatively by all sectors depending on market demand, the allocation of tangible fixed assets and related depreciation is bound to change from year to year according to each sector's production levels;
- goodwill was attributed to the sectors on the basis of the different sectors' sales revenues at the time of the acquisition that generated it;
- amounts payable to employees and in respect of staff severance indemnities were allocated in line with the criteria adopted for the allocation of personnel costs.

Investments valued according to the net equity method were divided by sector as follows:

Industrial sector	Cleaning sector	Hydraulic sector
Transfer Oil S.p.A.	Soteco Benelux BVBA S.p.r.l.	PZB Australia Pty Ltd
GP China Inc.	Portotecnica S.A.	
	Western Floor Private Ltd	
	IP Industria e Commercio Ltda	
	Aspiradores Industriales Soteco S.L.	
	Gansow France S.a.r.l.	
	Euromop do Brasil Holding Ltda	

Attachment B

Intangible assets
(Amounts expressed in euro thousands)

		Opening value	Exchange differences	Increases	Decreases	Reclassifications	Change in the consolidation basis	Closing value
Start-up and capital costs	Cost	1,153	-	4	-	-	3	1,160
	Accumulated amortisation	755	-	104	-	-	-	859
	Net Value	*398*	-	*(100)*	-	-	*3*	*301*
Research, development and advertising costs	Cost	6,483	-	1,336	5	-	-	7,814
	Accumulated amortisation	2,602	-	772	2	-	-	3,372
	Net Value	*3,881*	-	*564*	*3*	-	-	*4,442*
Industrial patents and intellectual property rights	Cost	728	(8)	31	5	53	-	799
	Accumulated amortisation	468	(1)	76	5	45	-	583
	Net Value	*260*	*(7)*	*(45)*	-	*8*	-	*216*
Concessions, licenses, trade marks and similar rights	Cost	3,028	(6)	181	56	(10)	2	3,139
	Accumulated amortisation	1,599	-	272	56	(2)	1	1,814
	Net Value	*1,429*	*(6)*	*(91)*	-	*(8)*	*1*	*1,325*
Goodwill	Cost	183,889	-	12,703	-	-	-	196,592
	Accumulated amortisation	49,796	-	4,874	-	-	-	54,670
	Net Value	*134,093*	-	*7,829*	-	-	-	*141,922*
Assets under construction and advances	Cost	72	-	41	36	(60)	-	17
	Net Value	*72*	-	*41*	*36*	*(60)*	-	*17*
Other fixed assets	Cost	5,809	(142)	125	659	60	-	5,193
	Accumulated amortisation	3,307	(50)	278	657	-	-	2,878
	Net Value	*2,502*	*(92)*	*(153)*	*2*	*60*	-	*2,315*
Total Intangible assets	Cost	201,162	(156)	14,421	761	43	5	214,714
	Accumulated amortisation	58,527	(51)	6,376	720	43	1	64,176
	Net Value	*142,635*	*(105)*	*8,045*	*41*	-	*4*	*150,538*

Attachment C

Tangible fixed assets
(Amounts expressed in euro thousands)

		Opening value	Exchange differences	Increases	Decreases	Reclassifications	Change in consolidation basis	Closing value
Land and buildings	Cost	72,039	(342)	1,421	9	(115)	1	72,995
	Revaluations	3,630	-	-	-	-	-	3,630
	Cumulated depreciation	16,994	(186)	1,110	-	-	-	17,918
	Revaluation Depreciation Reserve	1,673	-	53	-	-	-	1,726
	Net Value	*57,002*	*(156)*	*258*	*9*	*(115)*	*1*	*56,981*
Plant and machinery	Cost	64,080	(685)	2,672	95	418	-	66,390
	Cumulated depreciation	41,794	(336)	2,486	60	(1)	-	43,883
	Net Value	*22,286*	*(349)*	*186*	*35*	*419*	-	*22,507*
Industrial and commercial equipment	Cost	41,731	(454)	2,785	69	95	2	44,090
	Cumulated depreciation	32,543	(316)	1,912	10	(5)	-	34,124
	Net Value	*9,188*	*(138)*	*873*	*59*	*100*	*2*	*9,966*
Other fixed assets	Cost	19,482	(477)	833	476	13	(60)	19,315
	Cumulated depreciation	13,862	(335)	1,080	457	(21)	(42)	14,087
	Net Value	*5,620*	*(142)*	*(247)*	*19*	*34*	*(18)*	*5,228*
Assets under construction and advances	Cost	10,408	(67)	1,454	-	(553)	1	11,243
	Net Value	*10,408*	*(67)*	*1,454*	-	*(553)*	*1*	*11,243*
Total Tangible fixed assets	Cost	207,740	(2,025)	9,165	649	(142)	(56)	214,033
	Revaluations	3,630	-	-	-	-	-	3,630
	Cumulated depreciation	105,193	(1,173)	6,588	527	(27)	(42)	110,012
	Revaluation Depreciation Reserve	1,673	-	53	-	-	-	1,726
	Net Value	*104,504*	*(852)*	*2,524*	*122*	*(115)*	*(14)*	*105,925*

Financial statements as at 30 June 2003

of the parent company Interpump Group S.p.A.

RECLASSIFIED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2003*		*30/06/2002*		*31/12/2002*	
Net consolidated revenues	30,301		32,862	100.0%	61,401	100,0%
Purchases, net of change in inventories	(8,977)		(10,241)		(19,040)	
Gross industrial margin	*21,324*	*70.4%*	*22,621*	*68.8%*	*42,361*	*69,0%*
Personnel expenses	(6,448)		(6,306)		(12,198)	
Other operating costs	(5,536)		(5,365)		(10,644)	
Gross operating profit	*9,340*	*30.8%*	*10,950*	*33.3%*	*19,519*	*31,8%*
Operating depreciation and amortisation	(2,550)		(2,461)		(4,964)	
Operating profit	*6,790*	*22.4%*	*8,489*	*25.8%*	*14,555*	*23,7%*
Amortisation of goodwill	(1,293)		(1,293)		(2,585)	
Effect of accelerated depreciation	205		192		(557)	
Dividends and relating tax credits	17,404		14,269		14,269	
Financial income (charges), net	(1,884)		(1,377)		(3,023)	
Financial discounts granted to clients	(627)		(669)		(1,242)	
Write-downs of investments	-		-		(1,998)	
Extraordinary income (charges), net	178		161		188	
Profit for the period before taxes	*20,773*		*19,772*		*19,607*	
Income taxes	(8,441)		(8,195)		(9,269)	
Net profit for the period	*12,332*		*11,577*		*10,338*	

RECLASSIFIED BALANCE SHEETS

(amounts expressed in thousands of euro)	*30/06/2003*		*30/06/2002*		*31/12/2002*	
Trade receivables	21,429		18,338		9,673	
Inventories	11,881		11,370		10,920	
Accrued income and prepayments within one year	720		533		424	
Other receivables, net of deferred tax assets	8,443		4,858		117	
Trade payables	(8,892)		(8,501)		(9,521)	
Tax payables within one year	(10,789)		(8,712)		(3,538)	
Other current payables net of payables to purchase investments	(3,362)		(2,458)		(2,027)	
Accrued expenses, net of interest charges	(1)		(1)		(1)	
Net working capital	*19,429*	*7.6%*	*15,427*	*6.7%*	*6,047*	*2.9%*
Tangible fixed assets	15,990		18,372		16,511	
Goodwill	33,799		36,384		35,092	
Treasury stock	33,253		26,090		29,967	
Financial fixed assets	154,154		137,787		128,507	
Other non current assets	3,267		3,134		3,597	
Provisions for risks and charges net of the deferred tax provision on dividends still to be collected	(869)		(398)		(746)	
Staff severance indemnities	(4,036)		(3,724)		(3,898)	
Payables for acquisition of investments	(258)		(516)		(258)	
Other non-current liabilities	-		(2,690)		(2,874)	
Total net fixed assets	*235,300*	*92.4%*	*214,439*	*93.3%*	*205,898*	*97.1%*
Total capital employed	*254,729*	*100.0%*	*229,866*	*100.0%*	*211,945*	*100.0%*
Financed by:						
Share Capital	43,447		43,055		43,078	
Retained earnings	81,518		79,393		79,484	
Profit for the period	12,332		11,577		10,338	
Total shareholders' equity	*137,297*	*53.9%*	*134,025*	*58.3%*	*132,900*	*62.7%*
Cash on hand	(19,020)		(11,971)		(23,928)	
Current portion of medium/ long-term financing	65,725		51,933		51,341	
Accrued interest	727		1,449		632	
Total financial indebtedness (cash) within one year	47,432		41,411		28,045	
Medium/long-term financing	70,000		54,430		51,000	
Total net indebtedness	*117,432*	*46.1%*	*95,841*	*41.7%*	*79,045*	*37.3%*
Total sources of financing	*254,729*	*100.0%*	*229,866*	*100.0%*	*211,945*	*100.0%*

Net financial indebtedness, net of financial receivables from subsidiaries, totalled €/000 70,680 at 30/06/2003 (€/000 47,113 at 30/06/2002).

CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Net profit for the period	12,332	11,577	10,338
Non cash items:			
Amortisation and depreciation of intangible and tangible fixed	3,638	3,562	8,106
Changes in staff severance indemnities	138	174	348
Changes in the deferred tax provision net of receivables for deferred tax assets	170	(77)	(719)
Change in other provisions	184	-	415
Losses (gains) from sales of fixed assets	(289)	(1)	(28)
Write-downs of investments	-	-	1,998
Dividends deliberated by companies in which stakes are held	(11,139)	(9,132)	(9,132)
Cash flow from operations	*5,034*	*6,103*	*11,326*
Cash flow obtained (used) through (in) net operating working capital	(6,143)	(2,416)	(870)
Operating cash flow generated (used)	*(1,109)*	*3,687*	*10,456*
Investing activities			
Increase in tangible fixed assets	(1,467)	(570)	(1,436)
Increase in intangible fixed assets	(488)	(775)	(1,343)
Acquisition of investments, net	(20,379)	(3,688)	(3,720)
Change in payables related to the acquisition of investments	-	-	(258)
Acquisition of treasury stock	(3,286)	(364)	(4,241)
Proceeds from sales of investments	295	2	28
Proceeds from sales of fixed assets	30	-	29
Other changes	(294)	(145)	615
Total cash flow used for investing activities	*(25,589)*	*(5,540)*	*(10,326)*
Financing activities			
Increase in (repayment of) medium/long-term borrowings	34,506	19,944	16,457
Collection (increase) of (in) medium/long-term financial	66	107	(21)
Financing reimbursed by (paid out to) subsidiaries	(6,462)	(2,957)	3,502
Increase in share capital	368	604	718
Dividends paid	(8,303)	(7,641)	(7,641)
Dividends received	1,520	1,299	9,132
Total cash flow obtained (used) in financing activities	*21,695*	*11,356*	*22,147*
Cash flow generated (used)	*(5,003)*	*9,503*	*22,277*

CASH FLOW STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Net cash and cash equivalents at the beginning of the period	23,296	1,019	1,019
Cash flow generated (used)	(5,003)	9,503	22,277
Net cash and cash equivalents at the end of the period	*18,293*	*10,522*	*23,296*

The net cash can be broken down as follows:

Cash on hand	19,020	11,971	23,928
Accrued interest	(727)	(1,449)	(632)
Net cash and cash equivalents	*18,293*	*10,522*	*23,296*

ASSETS

(amounts expressed in thousands of euro)	30/06/2003	30/06/2002	31/12/2002
Fixed assets			
Intangible assets			
Start-up and expansion costs	-	1	-
Costs of research, development and advertising	1,350	1,033	1,618
Industrial patents and intellectual property rights	12	20	18
Concessions, licenses, trade marks and similar rights	169	239	205
Goodwill	33,799	36,384	35,092
Assets under construction and advances	480	436	36
Others	209	353	248
Total	*36,019*	*38,466*	*37.217*
Tangible fixed assets			
Land and buildings	7,429	7,807	7,614
Plant and machinery	7,325	9,411	7,663
Industrial and commercial equipment	750	549	462
Other fixed assets	235	362	236
Assets under construction and advances	251	243	536
Total	*15,990*	*18,372*	*16.511*
Financial fixed assets			
Investments in:			
Subsidiaries	101,957	83,544	81.578
Associated companies	4,809	4,809	4.809
Other companies	483	489	489
Total investments	*107,249*	*88,842*	*86.876*
Receivables:			
From subsidiaries			
Due within one year	10,202	5,500	1.402
Due after one year	36,550	43,208	40.010
From others			
Due within one year	153	237	219
Total financial receivables	*46,905*	*48,945*	*41.631*
Treasury stock (for a total nominal value of € 4,215,245 in 2003)	33,253	26,090	29,967
Total financial fixed assets	*187,407*	*163,877*	*158,474*
Total fixed assets	*239,416*	*220,715*	*212,202*

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Assets forming part of working capital			
Inventories			
Raw materials and supplies	5,005	4,552	3,891
Work in progress and semi-finished products	5,156	4,572	4,854
Finished products and goods	1,720	2,244	2,175
Advances	-	2	-
Total	*11,881*	*11,370*	*10,920*
Receivables			
Trade receivables			
Due within one year	4,780	5,070	4,634
From Subsidiaries			
Due within one year	16,647	13,268	5,039
From associated companies			
Due within one year	2	-	-
From others			
Due within one year	8,747	7,106	276
Due after one year	741	599	1,119
Total	*30,917*	*26,043*	*11,068*
Cash			
Bank and postal accounts	19,017	11,962	23,922
Cash	3	9	6
Total	*19,020*	*11,971*	*23,928*
Total assets forming part of working capital	*61,818*	*49,384*	*45,916*
Accruals and deferrals			
Due within one year	720	533	424
Due after one year	2	354	194
Total	*722*	*887*	*618*
Total assets	*301,956*	*270,986*	*258,736*

BALANCE SHEETS

LIABILITIES

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Shareholders' equity			
Share Capital	43,447	43,055	43,078
Share-premium reserve	29,846	29,755	29,846
Revaluation reserve	8,308	8,308	8,308
Legal reserve	8,747	8,747	8,747
Reserve for treasury stock held	33,253	26,089	29,967
Extraordinary reserve	1,364	6,494	2,616
Profit (loss) for the period	12,332	11,577	10,338
Total shareholders' equity	*137,297*	*134,025*	*132,900*
Provisions for risks and charges			
Taxation	8,391	8,520	181
Other	749	150	565
Total	*9,140*	*8,670*	*746*
Staff severance indemnities	*4,036*	*3,724*	*3,898*
Payables			
Amounts payable to banks			
Due within one year	65,430	49,981	49,924
Due after one year	70,000	54,430	51,000
Advances			
Due within one year	27	24	25
Accounts payable to suppliers			
Due within one year	8,000	7,691	8,379
Payable to subsidiaries			
Due within one year	1,165	2,733	2,524
Payable to associates			
Due within one year	22	29	35
Taxes payable			
Due within one year	2,518	2,589	3,538
Due after one year	-	2,381	2,380
Social security charges payable			
Due within one year	517	473	704
Other payables			
Due within one year	3,076	2,219	1,298
Due after one year	-	567	752
Total	*150,755*	*123,117*	*120,559*
Accruals and deferrals			
Other accruals and deferrals	728	1,450	633
Total	*728*	*1,450*	*633*
Total liabilities	*301,956*	*270,986*	*258,736*

MEMORANDUM ACCOUNTS

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Memorandum accounts			
Sureties	1,472	4,019	4,157
Other memorandum accounts	240	13,662	551
Total memorandum accounts	*1,712*	*17,681*	*4,708*

INCOME STATEMENTS

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Sales and other revenues			
Revenues from the sale of goods and services	30,019	32,710	61,057
Changes in inventories of work in progress semi-finished and finished products	(153)	(1,228)	(1,015)
Increase on internal work capitalised under fixed assets	17	7	25
Other revenues and income	282	152	343
Total	*30,165*	*31,641*	*60,410*
Cost of production			
Raw materials, consumables and supplies	9,938	9,214	17,565
Services	5,275	5,070	10,083
Use of third-party assets	13	13	26
Personnel:			
Wages and salaries	4,493	4,399	8,518
Social security charges	1,628	1,564	2,977
Staff severance indemnities	344	350	728
Amortisation, depreciation and write-downs:			
Amortisation of intangible assets	1,650	1,624	3,441
Depreciation of tangible fixed assets	1,988	1,938	4,665
Write-down of receivables included under assets forming part of working capital	30	26	45
Changes in inventory of raw materials, consumables and supplies	(1,114)	(201)	460
Sundry operating costs	218	256	489
Total cost of production	*24,463*	*24,253*	*48,997*
Difference between sales and other revenues and the cost of production	*5,702*	*7,388*	*11,413*
Financial income and expense			
Income from investments:			
Dividends from subsidiaries	10,820	8,838	8,838
Dividends from associates	319	294	294
Tax credit on dividends	6,265	5,137	5,137
Total	*17,404*	*14,269*	*14,269*
Other financial income:			
From receivables included under fixed assets:			
Subsidiaries	517	773	1,488
Other companies partly owned	-	-	2
Total	*517*	*773*	*1,490*
Financial income other than the above:			
Financial income from subsidiaries	11	-	-
Interest from other parties and other income	205	265	940
	216	265	940

(amounts expressed in thousands of euro)	*30/06/2003*	*30/06/2002*	*31/12/2002*
Interest and other financial charges:			
Interest and commission to subsidiaries	(134)	(191)	(344)
Interest and commission to other parties and financial charges	(3,110)	(2,893)	(6,351)
Total financial income (expense)	*14,893*	*12,223*	*10,004*
Adjustments to financial assets value			
Write-downs:			
Of investments	-	-	(1,998)
Total adjustments	-	-	*(1,998)*
Extraordinary income and expense			
Income	289	215	242
Expenses	(111)	(54)	(54)
Total extraordinary items	*178*	*161*	*188*
Profit for the period before taxes	*20,773*	*19,772*	*19,607*
Taxes for the period			
Current taxes	(3.161)	(3,866)	(9,989)
Deferred taxes	(5.280)	(4,329)	720
Total income taxes for the period	*(8,441)*	*(8,195)*	*(9,269)*
Profit (loss) for the period	*12,332*	*11,577*	*10,338*

Revisione e organizzazione contabile

KPMG S.p.A.
Via Andrea Costa 160
40134 BOLOGNA BO

Telefono 051 4392511
Telefax 051 4392599
e-mail: it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Review Report

To the shareholders of
Interpump Group S.p.A.

1 We have reviewed the consolidated balance sheet, the consolidated profit and loss account and the relative notes of the Interpump Group as at and for the six months ended 30 June 2003, which are included in the half year report of Interpump Group S.p.A.. We have also reviewed that part of the notes describing the activities of the group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with group company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than a full scope audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our reports on the annual consolidated financial statements, we do not express an opinion on the half year report.

3 With regards to the comparative figures relative to the annual consolidated financial statements and half year report of the previous year, reference should be made to our reports dated 18 March 2003 and 18 September 2002.

4 Based on our review, we are not aware of any material modification or integrations that should be made to the consolidated balance sheet, consolidated profit and loss account and relative notes described in paragraph 1 above for them to be in conformity with

Consob guidelines governing preparation of half year reports approved with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

Bologna, 17 September 2003

KPMG S.p.A.

(Signed on the original)

Luca Ferranti
Director of Audit